Filed pursuant to Rule 424(b)(3)

G REIT, Inc.

Supplement No. 16 dated April 23, 2004 to the Prospectus dated July 22, 2002 Registration No. 333-76498	Supplement No. 2 dated April 23, 2004 to the Prospectus dated January 23, 2004 Registration No. 333-109640

      We are providing this Supplement No. 16 and Supplement No. 2 to supplement information in our prospectuses dated July 22, 2002 and January 23, 2004, respectively. Supplement No. 16 supplements, modifies and supercedes some of the information contained in our prospectus dated July 22, 2002 and Supplement No. 15 dated February 20, 2004. Supplement No. 2 supplements, modifies and supercedes some of the information contained in our prospectus dated January 23, 2004 and Supplement No. 1 dated February 20, 2004 . References in this Supplement No. 16 and Supplement No. 2 to “us”, “we” or “our company” means G REIT, Inc. and G REIT, L.P., unless the context otherwise requires. References to the initial offering means the prospectus dated July 22, 2002; references to the second offering mean the prospectus dated January 23, 2004.

Status of Our Offerings

      As of March 31, 2004:

•	we sold 19,987,934 shares of our common stock in our initial offering and issued 357,381 shares to shareholders participating in our dividend reinvestment plan, resulting in gross proceeds of approximately $203,000,000;

•	we sold 7,418,442 shares of our common stock in our second offering and issued 61,332 shares to shareholders participating in our dividend reinvestment plan, resulting in gross proceeds of approximately $75,000,000; and

•	we repurchased 28,342 shares through our share repurchase plan resulting in disbursements totaling $256,505.

      After taking into account cash used in connection with the acquisition of real estate properties, loans and payment of selling commissions, marketing support and due diligence reimbursement fees, we had approximately $26,700,000 in cash available to invest in properties as of March 31, 2004.

      We intend to terminate our second offering on April 30, 2004. Our goal for March and April is to raise funds of approximately $150,000,000 based on average daily sales of $3,000,000 to $4,000,000. We cannot guarantee, however, that we will be successful in raising this amount of money during this time.

Lasalle National Bank Association Line of Credit

      On April 1, 2004, we increased our line of credit with LaSalle Bank National Association from $200,000,000 to $350,000,000. We anticipate leveraging the equity in our properties up to 55 percent through our LaSalle line of credit.

Fees and Expenses Paid in Connection with Our Offerings

Selling Commissions

      As of March 31, 2004, we had incurred approximately $20,000,000 in selling commissions due to our dealer manager, a portion of which has been paid to participating broker-dealers as commissions.

Marketing Support and Due Diligence Reimbursement Fee

      As of March 31, 2004 we had incurred approximately $6,200,000 in marketing support and due diligence reimbursement fees to our dealer manager, a portion of which has been reallowed to participating broker-dealers.

Other Organizational and Offering Expenses

      As of March 31, 2004, we had incurred approximately $6,600,000 in other organizational and offering expenses.

Property Acquisitions

Madrona Buildings — Torrance, California

      On March 31, 2004, through our wholly-owned subsidiary, GREIT — Madrona LP, a Delaware limited partnership, we purchased the Madrona Buildings located in Torrance, California, a suburb of Los Angeles, from an unaffiliated third party for a purchase price of approximately $45,900,000 in cash. We received a credit of approximately $2,500,000 from the seller at closing to cover the free rental periods that two tenants have under their respective leases. We paid an acquisition fee to Triple Net Properties Realty, Inc., or Realty, an affiliate of our advisor, of $1,350,000, or approximately 2.9% of the purchase price.

      The Madrona Buildings are a four-building Class A office portfolio totaling approximately 211,407 square feet completed in 1990. The property is convenient to Long Beach, West Los Angeles and the Los Angeles International Airport via Interstate 405 and to downtown Los Angeles and Pasadena via Interstate 110.

      The Madrona Buildings are approximately 84.7% leased to three tenants, with 41.2% by American Honda Motor Company, 25.3% by NavCom Technology, Inc. and 18.2% by Kaiser Permanente. No leases expire during the next 12 months.

      The following table provides certain information with respect to the leases of those tenants that occupy 10% or more of the rentable square footage at the Madrona Buildings:

	Rentable	Percentage of	Lease	Current Base
Tenant	Square Feet	Property Leased	Termination Date	Annual Rent	Renewal Options

American Honda Motor Co.	87,206	41.2%	03/31/15	$ — (2)	Two 5-year
NavCom Technology(1)	53,391	25.3%	07/31/10	1,215,000	None
Kaiser Permanente(1)	38,511	18.2%	09/30/13	924,264	None

(1)	Government entity or government contractor.

(2)	Rent begins on each of two spaces at April 1 and August 1, 2005, respectively. We received a credit from the seller of $2,500,000 to cover these free rental periods.

      The following table provides certain information with respect to lease expirations for the next 10 years at the Madrona Buildings as of March 31, 2004:

				Percent of	Percent of
				Total Building	Gross Annual
				Rentable Sq.	Base Rent
			Base Annual Rent	Ft. Represented	Represented
Year Ending	Number of Leases	Rentable Sq. Ft. of	of Leases	by Leases	by Leases
December 31	Expiring	Leases Expiring	Expiring(1)	Expiring	Expiring

2004	—	—	$—	—%	—%
2005	—	—	—	—	—
2006	—	—	—	—	—
2007	—	—	—	—	—
2008	—	—	—	—	—
2009	—	—	—	—	—
2010	1	53,391	1,215,000	25.26	52.32
2011	—	—	—	—	—
2012	—	—	—	—	—
2013	1	38,511	924,264	18.22	39.80
Thereafter	2	87,206	183,133	41.25	7.88

Total	4	179,108	$2,322,397	84.73%	100.00%

(1)	These amounts are based on the property’s current base annual rent, which may increase under the terms of the leases applicable to the property.

      We do not anticipate making any significant repairs or improvements to the Madrona Buildings over the next few years. A Phase I environmental assessment completed in connection with the purchase of the Madrona Buildings found no hazardous conditions. For federal income tax purposes, the Madrona Buildings’ depreciable basis is approximately $39,000,000.

      We have retained Realty to manage the Madrona Buildings for a property management fee equal to 5% of the gross income of the property in addition to compensation for property-level services, including leasing fees, loan origination and servicing fees and property tax reduction fees.

Los Angeles, California

Market Overview

      The Los Angeles office market contains approximately 289 million square feet and consists of the following submarkets: Downtown Los Angeles, South Bay, Tri-Cities/ Glendale, Hollywood/ Wilshire, West Los Angeles, San Fernando Valley and San Gabriel Valley. The office vacancy rate was 14.3% for the entire metropolitan statistical area, or MSA, across all class types in the fourth quarter of 2003. The rate has been increasing with a .2% increase from 14.1% in the third quarter of 2003. Los Angeles County experienced negative absorption of 152,994 square feet in the fourth quarter of 2003. However, the county did absorb a net positive one million square feet during the year 2003. Average asking lease rates in the county increased $0.02 during the last quarter to $2.10 per square foot. There was approximately 556,747 square feet of construction in progress at the end of 2003.

Economy

      Los Angeles ranks as the second largest city in the nation with nearly 10 million residents, representing 30 percent of California’s population, residing in 88 municipalities. The Los Angeles metropolitan area’s “Digital Coast” fills 133,000 multimedia jobs, more than Silicon Valley and New York City combined, and with more than 122,000 jobs in the fashion industry, has surpassed New York’s fashion district work force. Los Angeles is the number one import/export port in the United States with approximately $146 billion of trading activity in the Los Angeles customs district (including the port of Los Angeles, port of Long Beach, Los Angeles International Airport and smaller ports). Major exports include integrated circuits, aircraft and space craft, computers, aircraft parts and parts for office machines. Major imports include computers, passenger vehicles, integrated circuits, office machine parts and reception apparatus.

Brunswig Square — Los Angeles, California

      On April 5, 2004, through our wholly-owned subsidiary, GREIT — Brunswig Square LP, a California limited partnership, we purchased Brunswig Square located in Los Angeles, California from an unaffiliated third party. The purchase price for the property was approximately $23,805,000 in cash. We paid an acquisition fee to Realty of $716,400, or approximately 3.0% of the purchase price.

      Brunswig Square is a mixed use office/ retail building totaling approximately 135,982 square feet, including a retail component of approximately 24,169 square feet, located in the Little Tokyo District of downtown Los Angeles immediately east of the Civic Center. The building underwent a major expansion/ renovation in 1985-1986.

      Brunswig Square is approximately 92.9% leased, with approximately 25.6% leased by the City of Los Angeles — Department of Fire & Police Pensions, 22.5% leased by the City of Los Angeles — Employee Retirement Systems, 14.5% by the General Services Administration — Immigration and Naturalization Services and 9.6% by the General Services Administration — Office of Personnel Management. Two leases totaling approximately 2.6% of the property’s gross leaseable area are currently on a month-to-month basis. No other leases expire during the next twelve months.

      The following table provides certain information with respect to the leases of those tenants that occupy 10% or more of the rentable square footage at Brunswig Square:

	Rentable	Percentage of	Lease	Current Base
Tenant	Square Feet	Property Leased	Termination Date	Annual Rent	Renewal Options

City of Los Angeles — Dept. of Fire & Police Pension(1)	34,874	25.6%	04/14/12	$669,581	None
City of Los Angeles — Employee Retirement Systems(1)	30,654	22.5%	08/09/08	635,397	None
GSA — Immigration and Naturalization Services(1)	19,736	14.5%	05/31/07	421,653	None

(1)	Government entity or government contractor.

      The following table provides certain information with respect to lease expirations for the next 10 years at Brunswig Square as of March 31, 2004:

				Percent of	Percent of
				Total Building	Gross Annual
				Rentable Sq.	Base Rent
				Ft. Represented	Represented
Year Ending	Number of Leases	Rentable Sq. Ft. of	Base Annual Rent of	by Leases	by Leases
December 31	Expiring	Leases Expiring	Leases Expiring(1)	Expiring	Expiring

2004	3	10,717	$233,680	7.88%	8.85%
2005	1	2,730	268,960	2.01	2.61
2006	—	—	—	—	—
2007	3	23,414	492,857	17.22	18.67
2008	3	34,792	713,121	25.59	27.01
2009	3	6,233	147,439	4.58	5.58
2010	—	—	—	—	—
2011	1	1,326	37,340	.98	1.41
2012	4	45,172	884,397	33.21	33.50
2013	1	1,938	62,506	1.43	2.37

Total	19	126,322	$2,840,300	92.90%	100.00%

(1)	These amounts are based on the property’s current base annual rent, which may increase under the terms of the leases applicable to the property.

      We do not anticipate making any significant repairs or improvements to Brunswig Square over the next few years. A Phase I environmental assessment completed in connection with the purchase of Brunswig Square found no hazardous conditions. For federal income tax purposes, Brunswig Square’s depreciable basis is approximately $20,200,000.

      We have retained Realty to manage Brunswig Square for a property management fee equal to 5% of the gross income of the property in addition to compensation for property-level services, including leasing fees, loan origination and servicing fees and property tax reduction fees.

Los Angeles, California

      See the market overview and economy sections above.

North Belt Corporate Center — Houston, Texas

      On April 8, 2004, through our wholly-owned subsidiary, GREIT — North Belt Corporate, LP, a Texas limited partnership, we purchased North Belt Corporate Center located in Houston, Texas from an unaffiliated third party for a purchase price of approximately $12,675,000 in cash. We paid Realty an acquisition fee of $400,000, or approximately 3.0% of the purchase price.

      North Belt is a multi-tenant office building totaling approximately 155,764 square feet constructed in 1982 and renovated in 2003. The property is located within two miles of the Inter-Continental International Airport.

      North Belt is approximately 86.5% leased, with approximately 21.1% leased by the General Services Administration — U.S. Customs and Border Protection, 20.2% by Southwestern Energy Company and 10.2% by Bredero Pipe Company. One lease totaling approximately 2.0% of the property’s gross leaseable area expires during the next twelve months.

      The following table provides certain information with respect to the leases of those tenants that occupy 10% or more of the rentable square footage at North Belt:

	Rentable	Percentage of	Lease	Current Base
Tenant	Square Feet	Property Leased	Termination Date	Annual Rent	Renewal Options

GSA — U.S. Customs(1)	32,834	21.1%	08/31/11	$467,885	None
Southwestern Energy	31,474	20.2%	10/31/06	550,795	None
Bredero Pipe Company	15,878	10.2%	06/30/09	246,098	None

(1)	Government entity or government contractor.

      The following table provides certain information with respect to lease expirations for the next 10 years at North Belt as of March 31, 2004:

				Percent of	Percent of
				Total Building	Gross Annual
				Rentable Sq.	Base Rent
		Rentable Sq.		Ft. Represented	Represented
Year Ending	Number of Leases	Ft. of Leases	Base Annual Rent of	by Leases	by Leases
December 31	Expiring	Expiring	Leases Expiring(1)	Expiring	Expiring

2004	2	3,891	$48,720	2.50%	2.16%
2005	—	—	—	—	—
2006	14	67,573	1,167,063	43.38	51.80
2007	2	6,111	107,265	3.92	4.76
2008	2	4,729	78,306	3.04	3.48
2009	3	19,580	383,816	12.57	17.03
2010	—	—	—	—	—
2011	3	32,834	467,885	21.08	20.77
2012	—	—	—	—	—
2013	—	—	—	—	—

Total	26	134,718	$2,253,055	86.49%	100.00%

(1)	These amounts are based on the property’s current base annual rent, which may increase under the terms of the leases applicable to the property.

      We do not anticipate making any significant repairs or improvements to North Belt over the next few years. A Phase I environmental assessment completed in connection with the purchase of North Belt found no hazardous conditions. For federal income tax purposes, North Belt’s depreciable basis is approximately $10,800,000.

      We have retained Realty to manage North Belt for a property management fee equal to 5% of the gross income of the property in addition to compensation for property-level services, including leasing fees, loan origination and servicing fees and property tax reduction fees.

Houston, Texas

Market Overview

      The Houston office market indicators for the third quarter of 2003 showed little change from the second quarter of 2003. For third quarter of 2003, the overall vacancy rate was approximately 17.24%, an approximately 2% increase compared to the second quarter of 2003. The average asking lease rate dropped approximately $0.07 cents from second quarter of 2003 to approximately $18.13 per square foot. However, five out of Houston’s fourteen submarkets had higher average asking lease rates as compared to the second quarter of 2003. Currently, there are three buildings under construction that will bring an additional approximately 843,028 square feet of office space to the Houston office market. The Houston office market recorded approximately 544,978 square feet of negative net absorption in the third quarter of 2003. Of the fourteen office submarkets in Houston, six posted a higher amount of absorbed square feet in the third quarter of 2003 than in the second quarter.

Economy

      Houston is the nation’s fourth largest city and is a well-known business center for energy, medicine, international commerce, aerospace and high technology. The metro area’s population of 4.986 million is eighth largest among U.S. metropolitan statistical areas. Houston routinely ranks among the least expensive metropolitan areas in which to live, in large part because of the area’s low housing costs. The six-county Houston primary MSA has a growing workforce of 2.1 million according to the Texas Workforce Commission. Nineteen companies on the Fortune 500 list are headquartered in Houston, which ranks fifth among metro areas in the number of Fortune 500 headquarters. Of the world’s 100 largest non-U.S. based corporations, at least 49 have non-retail operations in Houston.

Hawthorne Plaza — San Francisco, California

      On April 20, 2004, through our wholly-owned subsidiary, GREIT — Hawthorne Plaza, LP, a Virginia limited partnership, we purchased Hawthorne Plaza located in San Francisco, California from an unaffiliated third party for a purchase price of approximately $97,000,000. We financed the property with a mortgage loan from Fleet National Bank in the amount of approximately $62,750,000. We paid Realty an acquisition fee of $2,900,000, or approximately 3.0% of the purchase price.

      Hawthorne Plaza is a two-building Class A office complex totaling approximately 418,668 square feet located in the south financial district in San Francisco, California. The property is two blocks from Interstate 80, which leads to the Bay Bridge and Oakland, six blocks from Interstate 280, providing access to the western portion of the San Francisco Peninsula, and easily accessible to US 101, the main artery to San Jose and Silicon Valley. Tenants and visitors can also utilize public transportation including the Bay Area Rapid Transit, Municipal Railway, Caltrain and Transbay Bus Terminal, all of which are located within a five-block radius of the buildings.

      Hawthorne Plaza is approximately 99.7% leased, with approximately 87.4% leased by the General Services Administration on behalf of the Environmental Protection Agency, Health Care Financing Administration (Centers for Medicare & Medicaid Services), Bureau of Citizenship and Immigration Services, U.S. Department of Agriculture and the U.S. Passport Agency. Five leases totaling approximately 12.6% of the property’s gross leaseable area expire during the next twelve months.

      The following table provides certain information with respect to the lease of the tenant that occupies 10% or more of the rentable square footage at Hawthorne Plaza:

	Rentable	Percentage of		Current Base
Tenant	Square Feet	Property Leased	Lease Termination Date	Annual Rent	Renewal Options

GSA — agencies listed above(1)	366,060	87.4%	07/31/04 - 10/31/13	$8,060,868	None

(1)	Government entity or government contractor.

      The following table provides certain information with respect to lease expirations for the next 10 years at Hawthorne Plaza as of March 31, 2004:

				Percent of	Percent of
				Total Building	Gross Annual
				Rentable Sq.	Base Rent
			Base Annual	Ft. Represented	Represented
Year Ending	Number of Leases	Rentable Sq. Ft. of	Rent of Leases	by Leases	by Leases
December 31	Expiring	Leases Expiring	Expiring(1)	Expiring	Expiring

2004	5	35,287	$960,785	8.43%	10.20%
2005	9	70,354	1,904,932	16.80	20.22
2006	—	—	—	—	—
2007	3	15,832	330,458	3.78	3.51
2008	—	—	—	—	—
2009	22	259,158	5,189,521	61.90	55.09
2010	1	19,265	694,889	4.60	7.38
2011	—	—	—	—	—
2012	—	—	—	—	—
2013	3	17,451	339,771	4.17	3.60

Total	43	417,347	$9,420,356	99.68%	100.00%

(1)	These amounts are based on the property’s current base annual rent, which may increase under the terms of the leases applicable to the property.

      We do not anticipate making any significant repairs or improvements to Hawthorne Plaza over the next few years. A Phase I environmental assessment completed in connection with the purchase of Hawthorne Plaza found no hazardous conditions. For federal income tax purposes, Hawthorne Plaza’s depreciable basis is approximately $82,500,000.

      We have retained Realty to manage Hawthorne Plaza for a property management fee equal to 5% of the gross income of the property in addition to compensation for property-level services, including leasing fees, loan origination and servicing fees and property tax reduction fees.

San Francisco, California

Market Overview

      The San Francisco office market contains approximately 81 million square feet of office space and continued to see the positive effects of the economic recovery in the fourth quarter of 2003. San Francisco continues to be a tenant’s market as the majority of fourth quarter 2003 transactions consisted of relocations and renewals at favorable lease rates. The combination of declining available space and strong leasing activity caused vacancy and availability rates in the San Francisco office market to decline in the fourth quarter of 2003. The amount of available sublease space also decreased, mainly the result of Class A space either being leased or returned to the landlord. However, after three years of negative absorption, the San Francisco office market posted its second consecutive quarter of positive absorption. The majority of average asking lease rates remained flat with increases seen in some markets. Market-

wide, average asking rates increased $0.18 to $22.45. View space and high quality suites still command aggressive rates, though far removed from their peak. There is no new construction activity in the San Francisco office market.

Economy

      San Francisco, which is the heart of the Bay Area, is a nine-county major metropolitan complex with a population of more than 6.7 million, making it the fifth-largest market in the nation. Unemployment decreased during the fourth quarter of 2003 from 5.3% to 4.9%. Job losses are also down in San Francisco compared to other Northern California metropolitan areas. Bay Area residents have the third-highest discretionary income in the United States. Higher salaries are partially the result of the Bay Area’s highly educated work force and the concentration of jobs in high-paying growth industries such as technology and professional services.

      Some of the information described above regarding the marketing overview and economy of Los Angeles, California, Houston, Texas and San Francisco, California, although believed to be accurate, was provided by third parties unaffiliated with our company, our advisor or its affiliates. Therefore, no assurance can be given that such information is accurate.

Fees Paid in Connection with the Acquisition of Properties

Acquisition Expenses

      We have incurred costs and expenses for selecting, evaluating and acquiring the above properties, including surveys, appraisals, title insurance and escrow fees, legal and accounting fees and expenses, architectural and engineering reports, environmental and asbestos assessments, travel and communication expenses, and other related expenses. We estimate that these costs and expenses will total approximately:

• Madrona Buildings	$30,000
• Brunswig Square	$18,000
• North Belt	$24,000
• Hawthorne Plaza	$70,000

Property Management Fee

      We pay Realty a property management fee equal to 5% of the gross income from the above properties; however a portion of this fee may be re-allowed to a third party property manager. This fee is paid monthly. No property management fees are currently due from the above properties.

Potential Property Acquisitions

      We are currently considering several other potential property acquisitions. Our decision to acquire one or more of these properties will generally depend upon:

•	our receipt of a satisfactory environmental survey and property appraisal for each property;

•	no material adverse change occurring in the properties, the tenants or in the local economic conditions; and

•	our receipt of sufficient financing, either through the net proceeds from this offering or satisfactory debt financing.

      There can be no assurance that any or all of the conditions will be satisfied.

SELECTED FINANCIAL DATA

G REIT, INC.

(a Virginia corporation)

	December 31,	December 31,
Selected Financial Data(1)	2003	2002

BALANCE SHEET DATA:
Total assets	$345,861,244	$36,461,309
Mortgage loans payable	97,287,026	16,860,000
Line of credit	81,533,603	—
Shareholders’ equity	150,521,841	18,350,358

	Year Ended	Year Ended
	December 31,	December 31,
	2003	2002

OPERATING DATA:
Rental income	$12,427,027	$732,685
Rental expenses	4,749,996	204,561
General and administrative expense	1,519,921	169,532
Interest expense	2,647,937	248,609
Net income	77,937	25,650
Net income per common share, basic and diluted(2)	0.01	0.06
Distributions declared	6,210,925	279,462
Distributions per common share(2)	.75	.69
Cash flows provided by (used in) operating activities	574,550	(608,907)
Cash flows used in investing activities	(284,577,098)	(26,101,496)
Cash flows provided by financing activities	291,157,077	35,089,194
Weighted average number of shares outstanding(2):
Basic and diluted	8,242,697	405,481
OTHER DATA:
Funds from operations(2)(3)	4,083,351	127,799

(1)	The above selected financial data should be read in conjunction with the consolidated financial statements and related notes appearing elsewhere in this report.

(2)	Net income and distributions per share are based upon the weighted average number of common shares outstanding. Distributions by the company of our current and accumulated earnings and profits for federal income tax purposes are taxable to shareholders as ordinary income. Distributions in excess of these earnings and profits generally are treated as a non-taxable reduction of the shareholder’s basis in the shares to the extent thereof (a return of capital for tax purposes), and thereafter as taxable gain. These distributions in excess of earnings and profits will have the effect of deferring taxation of the distributions until the sale of the shareholder’s shares. For the years ended December 31, 2003 and December 31, 2002, approximately 41% and 71%, respectively, represented a return of capital for tax purposes. In order to maintain our qualification as a REIT, we must make annual distributions to shareholders of at least 90% of our REIT taxable income. REIT taxable income does not include net capital gains. Under certain circumstances, we may be required to make distributions in excess of cash available for distribution in order to meet the REIT distribution requirements. Distributions are determined by our board of directors and are dependent on a number of factors, including the amount of funds available for distribution, our financial condition, any decision by the board of directors to reinvest funds rather than to distribute the funds, our capital expenditures, the annual distribution required to maintain REIT status under the Code and other factors the board of directors may deem relevant.

(3)	One of our objectives is to provide cash distributions to our shareholders from cash generated by our operations. Cash generated from operations is not equivalent to our net operating income or loss as determined under accounting principles generally accepted in the United States, or GAAP. Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts, or NAREIT, an industry trade group, has promulgated a measure known as “Funds from Operations” or “FFO,” which it believes more accurately reflects the operating performance of a REIT such as our company.

We define FFO, a non-GAAP measure, consistent with the NAREIT’s definition, as net income available to common shareholders, plus depreciation and amortization of assets uniquely significant to the real estate industry, reduced by gains and increased by losses on (i) sales of investment property and (ii) extraordinary items.

We consider FFO to be an appropriate supplemental measure of a REIT’s operating performance as it is based on a net income analysis of property portfolio performance that excludes non-cash items such as depreciation. The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a REIT, using historical accounting for depreciation, could be less informative. The use of FFO is recommended by the REIT industry as a supplemental performance measure.

Presentation of this information is intended to assist the reader in comparing the operating performance of different REIT’s, although it should be noted that not all REITs calculate FFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO is not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income as an indication of our performance.

      FFO is calculated as follows:

	Year Ended	Year Ended
	December 31, 2003	December 31, 2002

Net income	$77,937	$25,650
Add:
Depreciation — Consolidated properties	2,837,428	102,149
Depreciation — Unconsolidated properties	1,167,986	—

Funds from operations	$4,083,351	$127,799

Management’s Discussion and Analysis of Financial Condition and Results of Operations

      The following discussion should be read together with our financial statements and notes appearing elsewhere in this Supplement. These financial statements and information have been prepared to reflect our financial position as of December 31, 2003.

Forward-Looking Statements

      Historical results and trends should not be taken as indicative of future operations. Management’s statements contained in this report that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from those included in the forward-looking statements. We intend those forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of complying with those safe-harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words “believe,” “expect,”

“intend,” “anticipate,” “estimate,” “project,” “prospects,” or similar expressions. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of our company on a consolidated basis include, but are not limited to: changes in economic conditions generally and the real estate market specifically, legislative/regulatory changes (including changes to laws governing the taxation of REITs), availability of capital, interest rates, competition, supply and demand for operating properties in our current and proposed market areas and generally accepted accounting principles, policies and guidelines applicable to REITs. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning us and our business, including additional factors that could materially affect our financial results, is included herein and in our other filings with the Securities and Exchange Commission.

Overview

      We were incorporated on December 18, 2001 under the laws of the Commonwealth of Virginia. We operate as a real estate investment trust for federal income tax purposes. As a REIT, we are generally not subject to income taxes. To maintain our REIT status, we are required to distribute annually as dividends at least 90% of our REIT taxable income, as defined by the Code to our shareholders, among other requirements. If we fail to qualify as a REIT in any taxable year, we will be subject to Federal income tax on our taxable income at regular corporate tax rates. As of December 31, 2003, we believe we were in compliance with all relevant REIT requirements.

      We were incorporated to acquire ownership interests in office, industrial and service real estate properties, a number of which will have a government-tenant orientation. We completed our first property acquisition in September 2002. As of December 31, 2003, we have purchased interests in 13 properties, including 11 consolidated office properties and two unconsolidated undivided tenant in common interests in office properties.

      We are externally advised by Triple Net Properties, LLC, our advisor, which is primarily responsible for managing the day-to-day operations and assets of our company. The advisory agreement between us and our advisor has a one year term, and is subject to successive renewals with the written consent of the parties including a majority of our independent directors. Our advisor is affiliated with our company in that the two entities have common officers and directors, some of whom also own an equity interest in our advisor.

Public Offering of Equity Securities/ Use of Proceeds

      Pursuant to a registration statement on Form S-11/A under the Securities Act of 1933, as amended, we offered for sale to the public on a “best efforts” basis a minimum of 100,000 and a maximum of 20,000,000 shares of our common stock at a price of $10 per share and up to 1,000,000 additional shares pursuant to a dividend reinvestment plan under which our shareholders may elect to have dividends reinvested in additional shares. The registration statement was declared effective by the SEC on July 22, 2002. As discussed in the registration statement, we plan to principally use the net offering proceeds from the sale of shares to acquire ownership interests in real estate properties with a government-tenant orientation. We intend to finance property acquisitions with a combination of net offering proceeds and debt secured by the acquired properties.

      As of December 31, 2003, we sold 17,339,249 shares of our common stock under our initial offering, issued an additional 251,540 shares to shareholders participating in our dividend reinvestment plan and repurchased 28,242 shares under our repurchase plan. As a result, 17,562,457 shares were outstanding at December 31, 2003, which generated aggregate gross proceeds of approximately $175,000,000.

      In connection with the offering, we incurred approximately $18,200,000 of costs related to the issuance and distribution of shares through December 31, 2003. Such amount includes a total of approximately $13,200,000 paid to the dealer manager of the offering, NNN Capital Corp., which is wholly owned by our chief executive officer, and is principally comprised of selling commissions and investor marketing and due diligence costs. In addition, approximately $1,100,000 was paid to our advisor as a reimbursement for offering expenses.

2003 Acquisitions

Congress Center, Chicago, Illinois

      On January 9, 2003, through our wholly-owned subsidiary, GREIT — Congress Center, LLC, we purchased a 30% undivided tenant in common interest in Congress Center, a 16-story Class A office building of approximately 524,730 square feet located in Chicago, Illinois. NNN Congress Center, LLC and WREIT — Congress Center, LLC, affiliates of our advisor, simultaneously purchased undivided tenant in common interests totaling approximately 70% ownership of the property. The property was purchased from an unaffiliated third party for a purchase price of $136,108,000. Our cash investment was approximately $14,341,000. Our company’s total investment consisted of our proportionate share of the purchase price of approximately $40,832,000 (consisting of approximately $12,047,000 in cash and $28,785,000 in debt), plus $2,294,000 for our proportionate share of closing costs, loan fees and reserves. Our liability for the debt is limited to the amount of our investment in the property. The seller of the property paid a sales commission to Realty of $2,000,000, or approximately 1.5% of the purchase price.

Atrium Building, Lincoln, Nebraska

      On January 31, 2003, through our wholly-owned subsidiary, GREIT — Atrium Building, LLC, we purchased the Atrium Building, a six-story Class B office building with approximately 166,902 square feet located in Lincoln, Nebraska. The property was purchased from an unaffiliated third party for a purchase price of $4,532,000. The property is encumbered by two ground leases under parts of the office building which expire in 2054 and 2055, respectively, including renewal options. We funded the purchase price with $2,200,000 in borrowings under our credit facility with LaSalle. We are required to make interest only payments until the due date of January 30, 2006, at which time the loan must be paid in full or refinanced. The seller of the property paid a sales commission to Realty of $132,000, or approximately 2.9% of the purchase price.

Park Sahara, Las Vegas, Nevada

      On March 18, 2003, through our wholly-owned subsidiary, GREIT — Park Sahara, LLC, we purchased a 4.75% undivided tenant in common interest in Park Sahara, a five-building Class B office park containing a total of approximately 123,343 square feet located in Las Vegas, Nevada. The property was purchased from an unaffiliated third party for a total purchase price of $12,200,000. Our proportionate share of the total purchase price was approximately $579,500 including $180,500 in cash and $399,000 in debt. Our liability for the debt is limited to the amount of our investment in the property. The seller of the property paid a sales commission to Realty of $320,000, or approximately 2.6% of the purchase price.

Department of Children and Families Campus, Plantation, Florida

      On April 25 2003, through our wholly-owned subsidiary, GREIT — Department of DCF, LLC, we purchased the Department of Children and Families Campus, or DCF, consisting of one one-story and two three-story Class B buildings with a total of approximately 124,037 square feet located on a 9.4 acre site in Plantation, Florida. The property was purchased from an unaffiliated third party for a purchase price of $11,580,000. The purchase was financed with $7,605,000 in borrowings under our credit facility with LaSalle. We are required to make interest only payments until the due date of January 30, 2006, at which time the loan must be paid in full or refinanced. The seller of the property paid a sales commission to Realty of $300,000, or approximately 2.6% of the purchase price.

Gemini Plaza, Houston, Texas

      On May 2, 2003, through our wholly-owned subsidiary, GREIT — Gemini Plaza, LLC, we purchased Gemini Plaza, a six-story Class A office building with approximately 158,627 square feet on a 7.02 acre site located in Houston, Texas. The property was purchased from an unaffiliated third party for a purchase price of $15,000,000. The purchase was financed with $9,815,000 in borrowings under our credit facility with LaSalle. We are required to make interest only payments until the due date of January 30, 2006, at which time the loan must be paid in full or refinanced. The seller of the property paid a sales commission to Realty of $325,000, or approximately 2.2% of the purchase price.

Bay View Plaza — Alameda, California

      On July 31, 2003, through our wholly-owned subsidiary, GREIT — Bay View, LP, we purchased an approximately 97.68% majority tenant in common interest in Bay View Plaza in Alameda, California. The property consists of a two-story Class A office building with approximately 60,434 square feet in the master-planned Harbor Bay Office Park. The property was purchased from an unaffiliated third party for a purchase price of $11,655,000 in cash. Our proportionate share of the total purchase price was approximately $11,329,000. The seller of the property paid a sales commission to Realty of $380,000, or approximately 3.0% of the purchase price.

North Pointe Corporate Center — Sacramento, California

      On August 11, 2003, through our wholly-owned subsidiary, GREIT — North Pointe, LP, we purchased North Pointe Corporate Center in Sacramento, California. North Pointe is a 130,805 square foot, four-story Class A office building on 5.6 acres built in 1988. The property was purchased from an unaffiliated third party for a purchase price of $24,205,000 in cash. The seller of the property paid a sales commission to Realty of $705,000, or approximately 2.9% of the purchase price.

824 Market Street — Wilmington, Delaware

      On October 10, 2003, through our wholly-owned subsidiary, GREIT — 824 Market Street, LLC, we purchased 824 Market Street in Wilmington, Delaware. 824 Market Street is a 200,020 square foot, ten-story, Class B+ multi-tenant office tower which occupies one city block in downtown Wilmington, Delaware. The property was purchased from an unaffiliated third party for a purchase price of $31,900,000 in cash. We paid an acquisition fee to Realty of $970,000, or approximately 3.0% of the purchase price

Sutter Square Galleria — Sacramento, California

      On October 28, 2003, through our wholly-owned subsidiary, GREIT — Sutter Square, LP, we purchased Sutter Square Galleria in Sacramento, California. Sutter Square is a two-building, mixed-use property containing approximately 61,036 square feet located in midtown Sacramento. The property is subject to a ground lease expiring in 2030 with one ten-year option period thereafter. The property was purchased from an unaffiliated third party for a purchase price of $8,240,000. In connection with the purchase, we assumed the existing loan from GE Capital Loan Services in the amount of $4,024,126. The loan bears interest at a fixed rate of 6.89% per annum. We are required to make monthly principal and interest payments on a 30-year amortization schedule until the due date of November 1, 2008. The seller paid a sales commission to Realty of $240,000, or approximately 2.9% of the purchase price.

One World Trade Center — Long Beach, California

      On December 5, 2003, through our wholly-owned subsidiary, GREIT — One World Trade Center, LP, we purchased One World Trade Center in Long Beach, California. One World Trade Center is a 27-story, Class A multi-tenant office building with approximately 573,300 square feet, including a retail component of approximately 120,000 square feet. We purchased the property from an unaffiliated third party for a purchase price of $113,648,000. We funded the purchase price with a first mortgage loan from HSH NordBank in the amount of $77,000,000 with an interest rate of 1.90% per annum over 3 month LIBOR. We may make a second draw in the amount of $2,500,000 upon meeting certain earn out requirements. We are required to make monthly principal and interest payments through December 4, 2006. The loan is subject to two 12-month extensions providing we meet certain criteria. We also entered into an interest rate collar agreement with HSH NordBank in the amount of $77,000,000 with a LIBOR floor and ceiling of 1.50% and 4.05%, respectively. The seller paid a sales commission to Realty of $2,400,000, or approximately 2.1% of the purchase price.

Centerpoint Corporate Center — Kent, Washington

      On December 30, 2003, through our wholly-owned subsidiary, GREIT — Centerpoint Corporate Park, LLC, we purchased Centerpoint Corporate Park in Kent, Washington. Centerpoint consists of a four-building portfolio totaling approximately 435,784 square feet which is part of an eight building, 735,000 square-foot Class A suburban master-planned corporate campus built on 40.29 acres in Kent, Washington, a suburb of Seattle. We purchased the property from an unaffiliated third party for a purchase price of $54,220,000. We financed the purchase with approximately $25,028,814 in borrowings under our credit facility with LaSalle Bank. We paid an acquisition fee to Realty of $1,626,600, or approximately 3.0% of the purchase price.

Critical Accounting Policies

      The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We believe that our critical accounting policies are those that require significant judgments and estimates such as those related to revenue recognition, allowance for doubtful accounts, impairment of real estate assets, purchase price allocation, deferred assets and qualification as a REIT. These estimates are made and evaluated on an on-going basis using information that is currently available as well as various other assumptions believed to be reasonable under the circumstances. Actual results could vary from those estimates and those estimates could be different under different assumptions or conditions.

Revenue Recognition and Allowance for Doubtful Accounts

      Base rental income is recognized on a straight-line basis over the terms of the respective lease agreements. Differences between rental income recognized and amounts contractually due under the lease agreements are credited or charged, as applicable, to rent receivable. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under lease agreements. We also maintain an allowance for deferred rent receivables arising from the straight-lining of rents. We determine the adequacy of this allowance by continually evaluating individual tenant receivables considering the tenant’s financial condition, security deposits, letters of credit, lease guarantees and current economic conditions.

Impairment

      Our properties are stated at depreciated cost. We assess the impairment of a real estate asset when events or changes in circumstances indicate that the net book value may not be recoverable. Indicators management considers important which could trigger an impairment review include the following:

•	significant negative industry or economic trend;

•	a significant underperformance relative to historical or projected future operating results; and

•	a significant change in the manner in which the asset is used.

      In the event that the carrying amount of a property exceeds the sum of the undiscounted cash flows (excluding interest) that are expected to result from the use and eventual disposition of the property, we would recognize an impairment loss to the extent the carrying amount exceeded the estimated fair value of the property. The estimation of expected future net cash flows is inherently uncertain and relies on subjective assumptions dependent upon future and current market conditions and events that affect the ultimate value of the property. It requires us to make assumptions related to future rental rates, tenant allowances, operating expenditures, property taxes, capital improvements, occupancy levels, and the estimated proceeds generated from the future sale of the property.

      We have not recorded any impairment losses at December 31, 2003 and 2002.

Purchase Price Allocation

      Property acquisitions have been accounted for in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” The fair value of the real estate acquired is allocated to the acquired tangible assets, consisting of land, building and tenant improvements, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, other value of in-place leases and value of tenant relationships, if any, based in each case on their fair values.

      The fair value of the tangible assets of an acquired property (which includes land, building and tenant improvements) is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land, building and tenant improvements based on our determination of the relative fair values of these assets. Factors considered by us in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and insurance and other operating expenses during the expected lease-up periods based on current market demand. We also estimate costs to execute similar leases including leasing commissions, concessions, legal and other related costs.

      In allocating the fair value of the identified intangible assets and liabilities of an acquired property, above-market and below-market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) our estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market and below-market lease values are amortized into rental income over the remaining non-cancelable terms of the respective leases.

Deferred Assets

      Costs incurred for debt financing and property leasing are capitalized as deferred assets. Deferred financing costs include amounts paid to lenders and others to obtain financing. Such costs are amortized over the term of the related loan. Amortization of deferred financing costs is included in interest expense in our statements of operations. Deferred leasing costs include leasing commissions that are amortized using the straight-line method over the term of the related lease. Unamortized financing and leasing costs are charged to expense in the event of debt prepayment or early termination of the lease.

Qualification as a REIT

      Since our taxable year ended December 31, 2002, we have been organized and operated, and intend to continue to operate, so as to qualify for taxation as a REIT under the Code. Our qualification and taxation as a REIT depends on our ability to meet, through actual annual operating results, asset diversification, distribution levels and diversity of stock ownership, numerous requirements established under highly technical and complex Code provisions subject to interpretation.

      If we failed to qualify as a REIT in any taxable year, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Moreover, unless entitled to relief under specific statutory provisions, we also would be disqualified as a REIT for four taxable years following the year during which qualification was lost.

Results of Operations

      Our operating results are primarily comprised of income derived from our portfolio of properties. Because of the significant property acquisitions throughout the years ended December 31, 2003 and 2002, the comparability of financial data from period to period is limited.

Comparison of the year ended December 31, 2003 to the year ended December 31, 2002

      Rental income increased approximately $11,700,000 or 1,596% during the year ended December 31, 2003 as compared with the year ended December 31, 2002. Approximately $8,000,000 of this increase was attributable to the nine consolidated properties acquired during 2003, and approximately $3,700,000 was attributable to a full year’s ownership of the two properties acquired during 2002.

      Rental expenses increased approximately $4,500,000, or 2,222% during the year ended December 31, 2003 as compared with the year ended December 31, 2002. Approximately $3,000,000 of this increase was attributable to properties acquired during 2003, and approximately $1,500,000 was attributable to a full year’s ownership of the properties acquired during 2002.

      General and administrative expenses consist primarily of third party professional legal and accounting fees and the cost of computerized information services and related office expenses required to maintain our accounting and investor records. General and administrative expenses increased approximately $1,400,000, or 797%, as a result of a full year’s operation of our company in 2003.

      Interest expense increased approximately $2,400,000, or 965% during the year ended December 31, 2003 as compared with the year ended December 31, 2002, as a result of an increase in borrowings for property acquisitions.

      Depreciation expense and amortization of leasing commissions increased approximately $3,700,000, or 3,577% during the year ended December 31, 2003 as compared with the year ended December 31, 2002. Approximately $2,300,000 of this increase is attributable to the properties acquired during 2003, and approximately $1,400,000 of the increase was attributable to a full year’s ownership of the properties acquired during 2002.

      Interest income increased approximately $105,000, or 591% during the year ended December 31, 2003 as compared with the year ended December 31, 2002, as a result of earnings in 2003 on short-term investment of cash pending its investment in acquired properties.

      As a result of the above items, net income for the year ended December 31, 2003 was $77,937 compared with $25,650 for the year ended December 31, 2002.

Liquidity and Capital Resources

Cash Flows

      Cash flows provided by operating activities increased by approximately $1,200,000 during the year ended December 31, 2003 as compared to the year ended December 31, 2002, as a result of the acquisition of nine consolidated properties in 2003 and the full year’s operation of the two consolidated properties acquired in 2002.

      Cash flows used in investing activities were approximately $285,000,000 in 2003, primarily for the acquisition of nine consolidated properties and interests in two unconsolidated properties during 2003.

      Cash flows provided by financing activities were approximately $291,000,000 in 2003. The proceeds from issuance of approximately 15,404,000 shares of common stock resulted in net proceeds of approximately $138,000,000, and net borrowings under our line of credit and notes payable were approximately $162,000,000. Distributions paid in 2003 were approximately $5,300,000.

Capital Resources

      On July 22, 2002, our registration statement for our initial public offering of shares of our common stock was declared effective by the Securities and Exchange Commission. In the initial offering, we offered for the sale to the public on a “best efforts” basis a maximum of 20,000,000 shares of our common stock at a purchase price of $10.00 per share and up to 1,000,000 additional shares through our dividend reinvestment plan. As of December 31, 2003, we sold 17,339,249 shares of our common stock under our initial offering, issued an additional 251,540 shares to shareholders participating in our dividend reinvestment plan and repurchased 28,242 shares under our repurchase plan. As a result, 17,562,457 shares were outstanding at December 31, 2003, which generated aggregate gross proceeds of approximately $175,000,000. Effective February 9, 2004, we terminated our initial offering. Of the 21,000,000 shares registered in the initial offering, 19,987,934 were sold and 357,381 were issued in accordance with our dividend reinvestment plan. On February 17, 2004, we filed a post-effective amendment to deregister 654,685 shares of our common stock.

      On January 23, 2004, our registration statement for our second offering of shares of our common stock was declared effective by the Securities and Exchange Commission. In the second offering, we are offering for sale to the public on a “best efforts” basis a maximum of 27,000,000 shares of our common stock at a purchase price of $10.00 per share and up to 1,500,000 additional shares through our dividend reinvestment plan. We commenced the sale of shares pursuant to our second offering on February 9, 2004. We intend to terminate the current offering on April 30, 2004.

      Management anticipates that 87.5% of the gross offering proceeds of both the initial and second offerings will be used to acquire real estate and the balance will be used to pay various fees and expenses.

      Our operating partnership has a secured line of credit with a group of banks led by LaSalle, which matures on January 30, 2006. At December 31, 2003, advances under this credit facility bear interest at LIBOR plus 3.9% and we are required to make interest only payments on a monthly basis. As of December 31, 2003, our borrowings under this credit facility totaled $81,533,000 and undrawn amounts under the credit facility totaled $33,467,000. On April 1, 2004, we amended our credit agreement to increase the line of credit to $350,000,000.

      As of December 31, 2003, we had approximately $15,500,000 in cash and cash equivalents.

      We intend to acquire additional properties and will seek to fund these acquisitions through utilization of the current cash balances and/or proceeds received from a combination of subsequent equity issuances, debt financings or asset dispositions. There may be a delay between a sale of shares of common stock and our purchase of properties, which may result in a delay in the benefits to shareholders of returns generated from property operations. During such a period, we may temporarily invest any unused proceeds from the offering in investments that could yield lower returns than investments in real estate.

      In order to qualify as a REIT for federal income tax purposes, we are required to make distributions to its shareholders of at least 90% of REIT taxable income. We expect to use our cash flow from operating activities for distributions to shareholders.

Contractual Obligations

      The following table provides information with respect to the maturities and scheduled principal repayments of our secured debt and line of credit and scheduled interest payments of our fixed rate debt at December 31, 2003. It also provides information about the minimum commitments due in connection with our ground lease obligations at December 31, 2003. The table does not reflect available extension options.

	Payments Due by Period

	Less than			More than
	1 Year	1-3 Years	3-5 Years	5 Years
	(2004)	(2005-2006)	(2007-2008)	(After 2008)	Total

Principal payments — secured debt	$184,795	$407,072	$457,824	$13,076,949	$14,126,640
Principal payments — credit facility	—	81,533,603	—	—	81,533,603
Interest payments — fixed rate debt	875,293	1,713,103	1,662,351	—	4,250,747
Ground lease obligations	41,000	82,000	82,000	262,000	467,000

Total	$1,101,088	$83,735,778	$2,202,175	$13,338,949	$100,377,990

Off-Balance Sheet Arrangements

      There are no off-balance sheet transactions, arrangements or obligations (including contingent obligations) that have, or are reasonably likely to have a current or future material effect on our financial condition, changes in the financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Subsequent Events

Acquisitions

AmberOaks Corporate Corporate Center — Austin, Texas

      On January 20, 2004, through our wholly-owned subsidiary, GREIT — AmberOaks GP, LLC, we purchased AmberOaks Corporate Center in Austin, Texas from an unaffiliated third party for a purchase price of approximately $35,525,000. AmberOaks is a Class A five-building office portfolio with approximately 281,885 square feet that is part of an eight-building complex. An affiliate of the advisor purchased the remaining three buildings. The property is approximately 74% leased, with approximately 64% of the property leased to URS Corporation (aka Radian International). We financed the purchase price with approximately $14,700,000 in borrowings under a three-year secured revolving line of credit with LaSalle. We are required to make interest only payments until the due date at our option of (1) LaSalle’s prime rate plus 0.50% or (2) up to 3 months LIBOR plus 3.00%. The rate will be subject to a floor of 4.25%. We paid an acquisition fee to Realty of $908,900, or approximately 2.6% of the purchase price.

Public Ledger Building — Philadelphia, Pennsylvania

      On February 13, 2004, through our wholly owned subsidiary, GREIT — Public Ledger, LLC, we purchased the Public Ledger Building in Philadelphia, Pennsylvania from an unaffiliated third party for a purchase price of approximately $33,950,000. The Public Ledger Building is a 471,217 square foot 12-story multi-tenant Class B+ office building located in Philadelphia’s East Market Street submarket. The property is approximately 85% leased to multiple tenants. At the date of acquisition, the General Services Administration occupied approximately 27.5% of the property. We financed the purchase price with approximately $19,929,000 in borrowings under our credit facility arranged through LaSalle. We are required to make interest only payments until the due date of January 30, 2006, at which time the loan must be paid in full or refinanced. We paid an acquisition fee to Realty of $965,000, or approximately 2.8% of the purchase price.

Madrona Buildings — Torrance, California

      On March 31, 2004, through our wholly owned subsidiary, GREIT — Madrona, LP, we purchased the Madrona Buildings in Torrance, California from an unaffiliated third party for a purchase price of approximately $45,900,000 in cash. We received a credit of approximately $2,500,000 from the seller at closing to cover the free rental periods and tenant improvements that two tenants have under their respective leases. The property is a four-building Class A office portfolio totaling approximately 211,407 square feet located in Torrance, California, a suburb of Los Angeles. The Madrona Buildings are approximately 84.7% leased, with approximately 41.2% leased by American Honda Motor Company, 25.3% by NavCom Technology, Inc. and 18.2% by Kaiser Permanente. We paid an acquisition fee to Realty of $1,350,000, or approximately 2.9% of the purchase price.

Brunswig Square — Los Angeles, California

      On April 5, 2004, through our wholly owned subsidiary, GREIT — Brunswig Square, LP, we purchased Brunswig Square in Los Angeles, California from an unaffiliated third party for a purchase price of approximately $23,805,000 in cash. Brunswig Square is a mixed use office/ retail building totaling approximately 135,982 square feet, including a retail component of approximately 24,169 square feet, located in the Little Tokyo District of downtown Los Angeles. The property is approximately 92.9% leased, with approximately 25.6% leased by the City of Los Angeles — Department of Fire & Police Pensions, 22.5% leased by the City of Los Angeles — Employee Retirement Systems, 14.5% by the General Services Administration — Immigration and Naturalization Services and 9.6% by the General Services Administration — Office of Personnel Management. We paid Realty an acquisition fee of $716,400, or approximately 3.0% of the purchase price.

North Belt Corporate Center — Houston, Texas

      On April 8, 2004, through our wholly owned subsidiary, GREIT — North Belt Corporate, LP, we purchased North Belt Corporate Center in Houston, Texas from an unaffiliated third party for a purchase price of approximately $12,675,000 in cash. North Belt is a multi-tenant office building totaling approximately 155,764 square feet. The property is approximately 86.5% leased, with approximately 21.1% leased by the General Services Administration — U.S. Customs and Border Protection, 20.2% by Southwestern Energy Company and 10.2% to Bredero Price Company. We paid Realty an acquisition fee of $400,000, or approximately 3.0% of the purchase price.

Proposed Acquisitions

Hawthorne Plaza — San Francisco, California

      Our advisor has entered into a contract on our behalf with an unaffiliated third-party seller for the acquisition of Hawthorne Plaza, a two-building Class A office complex totaling approximately 418,668 square feet located in the south financial district in San Francisco, California. The property is approximately 99.7% leased, with approximately 87.4% leased by the General Services Administration on behalf of the Environmental Protection Agency, Health Care Financing Administration (Centers for Medicare & Medicaid Services), Bureau of Citizenship and Immigration Services, U.S. Department of Agriculture and the U.S. Passport Agency. The purchase price for the property is approximately $97,000,000. We intend to finance the property with a mortgage loan from Fleet National Bank, Administrative Agent in the amount of approximately $62,750,000. We intend to pay Realty an acquisition fee of $2,900,000, or approximately 3.0% of the purchase price, for arranging the transaction. Closing of this acquisition is anticipated in April 2004. We have a deposit of $2,000,000 related to this potential acquisition. Under certain circumstances, the deposit may be nonrefundable.

      In addition, we are currently considering several potential property acquisitions. Our decision to acquire one or more of these properties will generally depend upon:

•	our receipt of a satisfactory environmental survey and property appraisal for each property;

•	no material adverse change occurring in the properties, the tenants or in the local economic conditions; and

•	our receipt of sufficient financing, either through the net proceeds from this offering or satisfactory debt financing.

      There can be no assurance that any or all of the conditions will be satisfied.

Other Events

      For the period from January 1, 2004 through March 31, 2004, we sold approximately 10,067,127 shares of common stock, and issued an additional 167,173 shares under the DRIP, resulting in additional gross proceeds before offering costs and selling commissions of approximately $102,500,000. We intend to terminate our current offering on April 30, 2004.

      On April 1, 2004, our company and LaSalle amended the credit agreement to increase our line of credit to $350,000,000.

      Effective April 22, 2004, Diana M. Laing has resigned her position as our chief financial officer and our board of directors has appointed Richard Hutton as interim chief financial officer. Mr. Hutton has served as the chief investment officer of our advisor since August 2003, overseeing all financial operations of our advisor, and previously served as our interim chief financial officer. From April 1999 to August 2003, Mr. Hutton served as senior vice president — real estate acquisitions and vice president — property management for our advisor. In that position, Mr. Hutton oversaw the management of the real estate portfolios and property management of our advisor and its affiliates. Mr. Hutton holds a BA in psychology from Claremont McKenna College and has been licensed as a certified public accountant in California since 1984.

Impact of Accounting Principles

      On January 1, 2003, we adopted the provisions of SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (“SFAS 145”). The most significant provisions of this statement relate to the rescission of Statement No. 4 “Reporting Gains and Losses from Extinguishment of Debt.” SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. Under SFAS 145, any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet certain defined criteria must be reclassified. The adoption of this statement did not have a material effect on our results of operations or financial condition.

      On January 1, 2003, we adopted the provisions of SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity”. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The adoption of this statement did not have a material effect on our results of operations or financial condition.

      On January 1, 2003, we adopted the initial recognition and measurement provisions of Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 significantly changes the current practice in the accounting for, and disclosure of, guarantees. Guarantees and indemnification agreements meeting the characteristics described in FIN 45 are required to be initially recorded as a liability at fair value. FIN 45 also requires a guarantor to make significant new disclosures for virtually all guarantees even if the likelihood of the guarantor having to make payment under the guarantee is remote. We adopted the disclosure provisions of FIN 45 as of December 31, 2002. The adoption of the provisions of this interpretation did not have a material effect on our results of operations or financial condition.

      In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. The provisions of this interpretation are applicable to VIEs formed after January 31, 2003. For VIEs formed prior to January 31, 2003, the provisions of this interpretation apply to the first fiscal year or interim period beginning after December 15, 2003. On February 1, 2003, we adopted the provisions of this interpretation, which did not have a material effect on our results of operations or financial condition.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments imbedded in other contracts and for hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities.” The provisions of SFAS 149 are generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this statement did not have a material effect on our results of operations or financial condition.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have a material effect on our results of operations or financial condition.

Inflation

      We will be exposed to inflation risk as income from long-term leases is expected to be the primary source of our cash flows from operations. We expect that there will be provisions in the majority of our tenant leases that would protect us from the impact of inflation. These provisions include rent steps, reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements on a per square foot allowance. However, due to the long-term nature of the leases, the leases may not re-set frequently enough to cover inflation.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders

G REIT, Inc.

      We have audited the accompanying consolidated balance sheet of G REIT, Inc. and subsidiaries (the “Company”), as of December 31, 2003, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended. Our audit also included the financial statement schedule listed in the index at Item 15. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE, LLP

Los Angeles, California

April 13, 2004

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders

G REIT, Inc.

      We have audited the accompanying consolidated balance sheet of G REIT, Inc. (the “Company”) as of December 31, 2002, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2002 and the period from December 18, 2001 (inception) through December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of G REIT, Inc. as of December 31, 2002, and the consolidated results of its operations and its cash flows for the year ended December 31, 2002 and the period from December 18, 2001 through December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Irvine, California

March 18, 2003

G REIT, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

	2003	2002

ASSETS
Real estate investments:
Operating properties, net	$298,606,101	$23,728,362
Investments in unconsolidated real estate	14,156,658	—

	312,762,759	23,728,362
Cash and cash equivalents	15,533,420	8,378,891
Accounts receivable, net	2,081,603	98,149
Accounts receivable from related parties	—	4,063
Real estate deposits	2,600,703	2,270,985
Deferred financing costs	3,947,040	386,429
Other assets, net	8,935,719	1,594,430

Total assets	$345,861,244	$36,461,309

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities	$4,157,758	$770,770
Mortgage loans payable	97,287,026	16,860,000
Line of credit	81,533,603	—
Security deposits and prepaid rent	3,089,599	370,539
Identified intangible liabilities net of accumulated amortization of $472,264 at December 31, 2003	7,971,764	—
Distributions payable	1,036,031	109,642

	195,075,781	18,110,951
Commitments and contingencies	—	—
Minority interest of tenant-in-common	263,622	—
Shareholders’ equity:
Common stock, $.01 par value; 50,000,000 shares authorized; 17,562,457 and 2,158,417 shares issued and outstanding at December 31, 2003 and 2002, respectively	175,624	21,584
Additional paid-in capital	156,733,019	18,582,586
Distributions in excess of earnings	(6,386,802)	(253,812)

Total shareholders’ equity	150,521,841	18,350,358

Total liabilities and shareholders’ equity	$345,861,244	$36,461,309

The accompanying notes are an integral part of these consolidated financial statements.

G REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2003, 2002 and
the period from December 18, 2001 (inception) through December 31, 2001

	2003	2002	2001

Revenues
Rental income	$12,427,027	$732,685	$—

	12,427,027	732,685	—

Expenses
Rental expenses	4,749,996	204,561	—
General and administrative	1,519,921	169,532	—
Depreciation	3,350,782	102,149	—
Amortization of lease commissions	404,801	—	—
Interest	2,647,937	248,609	—

	12,673,437	724,851	—

Net income before other income and minority interest	(246,410)	7,834	—
Other income
Interest income	123,146	17,816	—
Equity in earnings of unconsolidated real estate	204,487	—	—

Net income before minority interest	81,223	25,650	—
Minority interest	3,286	—	—

Net income	$77,937	$25,650	$—

Earnings per share — basic and diluted	$0.01	$0.06	$—

Weighted average number of common shares outstanding
Basic and diluted	8,242,697	405,481	—

Distributions declared per share	$0.75	$0.69	$—

The accompanying notes are an integral part of these consolidated financial statements.

G REIT, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2003, 2002 and
the Period From December 18, 2001 (inception) Through December 31, 2001

			Additional	Distributions
	Number of		Paid-In	in Excess of
	Shares	Par Value	Capital	Earnings	Total

BALANCE — December 18, 2001 (inception)	—	$—	$—	$—	$0
Issuance of common stock	10	—	100	—	100
Distributions	—	—	—	—	0
Net income	—	—	—	—	0

BALANCE — December 31, 2001	10	—	100	—	100
Issuance of common stock, net of offering costs of $2,936,369	2,158,407	21,584	18,582,486	—	18,604,070
Distributions	—	—	—	(279,462)	(279,462)
Net income	—	—	—	25,650	25,650

BALANCE — December 31, 2002	2,158,417	21,584	18,582,586	(253,812)	18,350,358
Issuance of common stock net of offering costs of $15,310,722	15,404,040	154,040	138,150,433	—	138,304,473
Distributions	—	—	—	(6,210,927)	(6,210,927)
Net income	—	—	—	77,937	77,937

BALANCE — December 31, 2003	17,562,457	$175,624	$156,733,019	(6,386,802)	$150,521,841

The accompanying notes are an integral part of these consolidated financial statements.

G REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2003, 2002 and
the Period From December 18, 2001 (inception) Through December 31, 2001

	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$77,937	$25,650	$—
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation	3,350,782	102,149	—
Amortization of deferred financing fees	523,212	49,424	—
Amortization of lease disadvantage and identified intangibles	(370,522)	—	—
Equity in income from investment in unconsolidated real estate	204,487	—	—
Minority interest in earnings	3,286	—	—
Change in operating assets and liabilities:	—	—	—
Accounts receivable	(1,983,454)	(102,212)	—
Other assets	(7,337,226)	(1,825,227)	—
Accounts payable and accrued liabilities	3,386,988	770,770	—
Security deposits and prepaid rent	2,719,060	370,539	—

Net cash provided by (used in) operating activities	574,550	(608,907)	—

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of real estate operating properties	(278,030,921)	(23,830,511)	—
Additions to lease disadvantage	8,342,285	—	—
Purchase of interest in unconsolidated real estate	(15,175,559)	—	—
Distributions from investment in unconsolidated real estate	814,414	—	—
Capital expenditures	(197,600)	—	—
Real estate deposits	(329,717)	(2,270,985)	—

Net cash used in investing activities	(284,577,098)	(26,101,496)	—

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock, net	138,304,468	18,604,070	100
Borrowings under line of credit	101,533,603	—	—
Repayments under line of credit	(20,000,000)	—	—
Principal repayments on notes payable	(6,827,100)	—	—
Borrowings under notes payable	87,154,129	16,860,000	—
Payment of deferred financing costs	(4,083,823)	(205,056)	—
Minority interest contributions	333,481	—	—
Minority interest distributions	(73,145)	—	—
Distributions	(5,284,536)	(169,820)	—

Net cash provided by financing activities	291,157,077	35,089,194	100

NET INCREASE IN CASH AND CASH EQUIVALENTS	7,154,529	8,378,791	—
CASH AND CASH EQUIVALENTS — beginning of period	8,378,891	100	—

CASH AND CASH EQUIVALENTS — end of period	$15,533,420	$8,378,891	$100

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$1,800,000	$108,888	$—

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
Issuance of common stock for dividends reinvested	$2,377,324	$61,893	$—

Change in fair value of interest rate swap	$(286,811)	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

G REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2003, 2002 and
the Period From December 18, 2001 (inception) Through December 31, 2001

1.	Organization

      G REIT, Inc. (the “Company”), was incorporated on December 18, 2001 under the laws of the Commonwealth of Virginia. The Company has qualified and elected to be treated as a real estate investment trust (“REIT”) for federal income tax purposes. The Company was incorporated to acquire ownership interests in, manage, lease, develop and dispose of office, industrial and service real estate properties, a number of which will have a government-tenant orientation. As of December 31, 2003, the Company owned interests in 13 real estate properties, including 11 consolidated properties and two unconsolidated tenant in common interest properties.

      The Company is externally advised by Triple Net Properties, LLC (the “Advisor”), which is primarily responsible for managing the day-to-day operations and assets of the Company. The Company and the Advisor entered into an advisory agreement (the “Advisory Agreement”) which has a one year term, and is subject to successive renewals. The Advisor is affiliated with the Company in that the two entities have common officers and directors, some of whom also own an equity interest in the Advisor. (See Note 7).

      As of December 31, 2003, the Company owned interests in 13 properties aggregating a total gross leasable area (“GLA”) of approximately 2.8 million square feet. Tenants with a government orientation occupied approximately 39% of the total GLA of these properties. At December 31, 2003, approximately 88% of the total GLA of these properties was leased.

      The Company owns all of its interests in properties through its majority-owned subsidiary, G REIT, L.P., a Virginia limited partnership (the “Operating Partnership”), and conducts substantially all of its operations through the Operating Partnership. As of December 31, 2003, the Company was the sole general partner of the Operating Partnership and owned 100% of the equity interests therein, except for 100 incentive non-voting ownership units issued to the Company’s Advisor. The incentive units entitle the Advisor to receive certain incentive distributions of operating cash flow after a minimum 8% return on invested capital has been paid to the Company’s shareholders. In addition, the Advisor is entitled to incentive distributions from net proceeds from the sale of properties after the Company’s shareholders have received their invested capital, as defined, plus an 8% return on such invested capital.

2.	Summary of Significant Accounting Policies

Basis of Presentation

      The accompanying consolidated financial statements include the accounts of the Company, the Operating Partnership, and the wholly owned subsidiaries of the Operating Partnership and variable interest entities that the Company has concluded should be consolidated; all material inter-company transactions and account balances have been eliminated in consolidation. All references to the Company include the Operating Partnership and its subsidiaries.

Cash and Cash Equivalents

      Cash and cash equivalents consist of all highly liquid investments with a maturity of three months or less when purchased.

Operating Properties

      Operating properties are carried at cost less accumulated depreciation. Cost includes the cost of land and completed buildings and related improvements. Expenditures that increase the service life of properties

G REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

are capitalized; the cost of maintenance and repairs is charged to expense as incurred. Depreciation is generally provided on a straight-line basis over the estimated useful lives of the buildings and improvements, ranging primarily from 15 to 39 years. When depreciable property is retired or disposed of, the related costs and accumulated depreciation are removed from the accounts and any gain or loss reflected in operations.

      Impairment losses are recorded on long-lived assets used in operations. Impairment losses are recorded on an operating property when indicators of impairment are present and the carrying amount of the asset is greater than the sum of the future undiscounted cash flows predicted to be generated by that asset. The Company had not recorded any impairment losses for the years ended December 31, 2003 and 2002 or the period December 18, 2001(inception) to December 31, 2001.

      Property acquisitions have been accounted for in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” The fair value of the real estate acquired is allocated to the acquired tangible assets, consisting of land, building and tenant improvements, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, other value of in-place leases and value of tenant relationships, if any, based in each case on their fair values.

      The fair value of the tangible assets of an acquired property (which includes land, building and tenant improvements) is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land, building and tenant improvements based on our determination of the relative fair values of these assets. Factors considered by us in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and insurance and other operating expenses during the expected lease-up periods based on current market demand. We also estimate costs to execute similar leases including leasing commissions, concessions, legal and other related costs.

      In allocating the fair value of the identified intangible assets and liabilities of an acquired property, above-market and below-market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) our estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market and below-market lease values are amortized into rental income over the remaining non-cancelable terms of the respective leases.

Real Estate Deposits

      Real estate deposits are paid on properties the Company is evaluating for purchase. Real estate deposits are capitalized when paid and may become nonrefundable under certain circumstances. When properties are acquired, the purchase price is reduced by the amounts of deposits paid by the Company.

Other Assets

      Other assets consist primarily of identified intangible assets, deposits and reserves required by mortgage lenders, deferred rent receivables, and rent receipts in lockbox accounts not yet released by lenders.

Deferred Financing Costs

      Financing costs consist of loan fees and other loan costs. Loan fees and other loan costs are amortized over the term of the respective loan. Amortization of financing costs is included in interest expense.

G REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Allowance for Uncollectible Billed and Unbilled Receivables

      Tenant receivables and unbilled deferred rent receivables are carried net of the allowances for uncollectible current tenant receivables and unbilled deferred rent. Management’s determination of the adequacy of these allowances is based primarily upon evaluations of historical loss experience, individual tenant receivables considering the tenant’s financial condition, security deposits, letters of credit, lease guarantees and current economic conditions and other relevant factors. Management has established an allowance for uncollectible accounts of $149,917 at December 31, 2003, to reduce receivables to its estimate of the amount recoverable.

Derivative Financial Instruments

      The Company is exposed to the effect of interest rate changes in the normal course of business. The Company mitigates these risks by following established risk management policies and procedures which include the occasional use of derivatives. The Company’s primary strategy in entering into derivative contracts is to minimize the volatility that changes in interest rates could have on its future cash flows. The Company employs derivative instruments, including interest rate swaps and caps, to effectively convert a portion of its variable-rate debt to fixed-rate debt. The Company does not enter into derivative instruments for speculative purposes.

      Derivatives are recognized as either assets or liabilities in the statement of financial position and measured at fair value in accordance with Statement of Financial Accounting Standards No. 133. Changes in fair value are included as a component of interest expense in the statement of operations in the period of change.

Revenue Recognition

      Real estate property is leased to tenants under leases with terms exceeding one year. Revenues from these leases, which are accounted for as operating leases, are recognized on a straight-line basis over the related term. Cost recoveries from tenants are included in rental income in the period the related costs are accrued.

Concentration of Credit Risk

      Financial instruments that potentially subject the Company to a concentration of credit risk are primarily cash investments and accounts receivable from tenants. Cash is generally invested in investment-grade short-term instruments and the amount of credit exposure to any one commercial issuer is limited. The Company has cash in financial institutions which is insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $100,000 per institution. At December 31, 2003, the Company had cash accounts in excess of FDIC insured limits. Concentration of credit risk with respect to accounts receivable from tenants is limited. The Company performs credit evaluations of prospective tenants, and security deposits are obtained.

      As of December 31, 2003, the Company had interests in three properties located in the state of Texas and four properties located in the state of California.

Fair Value of Financial Instruments

      The carrying amount of cash, accounts receivable, real estate deposits, accounts payable and accrued liabilities approximates fair value because of the short maturity of these financial instruments. Notes payable are carried at amounts that approximate fair value. The estimated fair value of notes payable is based on borrowing rates currently available to the Company for loans with similar terms and maturities.

G REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Taxes

      The Company operates as a real estate investment trust for federal income tax purposes. As a REIT, the Company is generally not subject to income taxes. To maintain its REIT status, the Company is required to distribute annually as dividends at least 90% of its REIT taxable income for the year, as defined by the Internal Revenue Code (“IRC”), to its shareholders, among other requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to Federal income tax on its taxable income at regular corporate tax rates. Although the Company qualifies as a REIT, the Company may be subject to certain state and local taxes on its income and property and Federal income and excise taxes on its undistributed income. The Company believes that it has met all of the REIT distribution and technical requirements for the years ended December 31, 2003, 2002 and the period December 18, 2001 (inception) through December 31, 2001 and was not subject to any federal income taxes. Management intends to continue to adhere to these requirements and maintain the Company’s REIT status.

Per Share Data

      The Company reports earnings per share pursuant to Statement of Financial Accounting Standards No. 128, “Earnings Per Share”. Basic earnings per share attributable for all periods presented is computed by dividing the net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed based on the weighted average number of common shares and all potentially dilutive securities.

Use of Estimates

      The preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and the revenues and expenses for the year. Actual results could differ from those estimates.

Stock Options

      The Company follows the disclosure only provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148. For employee compensatory stock options that will eventually vest, compensation expense is recognized during the periods in which the related employee services are rendered. Such expense is generally measured by determining the excess, if any, of the grant date estimated fair market value of the underlying stock over the amount to be paid by the employee in conformity with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Compensatory stock options and similar equity instruments issued to non-employees in exchange for goods or services are accounted for based on the estimated fair market value of (1) the goods or services received or (2) the equity instrument issued, whichever is more reliably measurable. Pursuant to SFAS 148, the Company is required to disclose the effects on net income

G REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and per share data as if the Company had elected to use the fair value approach to account for its stock-based compensation plans.

	For the Year Ended
	December 31,

	2003	2002

Actual net income	$77,937	$25,650
Pro forma compensation expense	(65,708)	—

Pro forma net income	12,229	25,650

Actual net income per share — basic and diluted	$.01	$.06
Pro forma net income per share — basic and diluted	—	.06

      This pro forma amount was determined by estimating the fair value of each option beginning June 28, 2003, when shareholder approval of the option plans was obtained, at $0.95 per option, using the Black-Scholes option-pricing model, assuming a 7.50% dividend yield, a 3.53% risk-free interest rate based on the 10-year U.S. Treasury Bond, an expected life of 9.32 years, and a volatility rate of 0% were applied.

Segment

      The Company internally evaluates all properties as one industry segment and accordingly does not report segment information.

Reclassifications

      Certain reclassifications have been made to prior year amounts in order to conform to the current year presentation.

Recently Issued Accounting Pronouncements

      On January 1, 2003, the Company adopted the provisions of SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (“SFAS 145”). The most significant provisions of this statement relate to the rescission of Statement No. 4 “Reporting Gains and Losses from Extinguishment of Debt.” SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. Under SFAS 145, any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet certain defined criteria must be reclassified. The adoption of this statement did not have a material effect on the Company’s results of operations or financial condition.

      On January 1, 2003, the Company adopted the provisions of SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity”. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The adoption of this statement did not have a material effect on the Company’s results of operations or financial condition.

      On January 1, 2003, the Company adopted the initial recognition and measurement provisions of Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 significantly changes the current practice in the accounting for, and disclosure of, guarantees. Guarantees and indemnification agreements meeting the characteristics described in FIN 45 are required to be initially recorded as a liability at fair

G REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

value. FIN 45 also requires a guarantor to make significant new disclosures for virtually all guarantees even if the likelihood of the guarantor having to make payment under the guarantee is remote. The Company adopted the disclosure provisions of FIN 45 as of December 31, 2002. The adoption of the provisions of this interpretation did not have a material effect on the Company’s results of operations or financial condition.

      In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. The provisions of this interpretation are applicable to VIEs formed after January 31, 2003. For VIEs formed prior to January 31, 2003, the provisions of this interpretation apply to the first fiscal year or interim period beginning after December 15, 2003. On February 1, 2003, the Company adopted the provisions of this interpretation, which did not have a material effect on the Company’s results of operations or financial condition.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments imbedded in other contracts and for hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities.” The provisions of SFAS 149 are generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this statement did not have a material effect on the Company’s results of operations or financial condition.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have a material effect on the Company’s results of operations or financial condition.

3.	Real Estate Investments

Consolidated Properties:

      The Company’s investment in consolidated properties consisted of the following at December 31, 2003 and 2002:

	2003	2002

Building and Tenant improvements	$257,835,521	$20,254,059
Land	44,223,510	3,576,452

	302,059,031	23,830,511
Less: accumulated depreciation	(3,452,930)	(102,149)

	$298,606,101	$23,728,362

G REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Acquisitions

      On December 30, 2003, the Company, through its wholly owned subsidiary, GREIT — Centerpoint Corporate Park, LLC, a Washington limited liability company, purchased Centerpoint Corporate Park located in Kent, Washington. The seller was an unaffiliated third party. The total purchase price for the property was approximately $54,220,000. The Company paid an acquisition fee to Triple Net Realty, Inc. (“Realty”), an affiliate of the Company’s advisor, of $1,626,600, or approximately 3.0% of the purchase price.

      On December 5, 2003, the Company, through its wholly owned subsidiary, GREIT — One World Trade Center, LP, a California limited partnership, purchased One World Trade Center located in Long Beach, California. The seller was an unaffiliated third party. The total purchase price for the property was approximately $113,648,000. The seller paid a sales commission to Realty of $2,400,000, or approximately 2.1% of the purchase price.

      On October 28, 2003, the Company, through its wholly owned subsidiary, GREIT — Sutter Square, LP, a California limited partnership, purchased Sutter Square Galleria located in Sacramento, California. The property is subject to a ground lease expiring in 2030 with one ten-year option period thereafter. The seller was an unaffiliated third party. The total purchase price for the property was approximately $8,240,000. The Company paid an acquisition fee to Realty of $240,000, or approximately 2.9% of the purchase price.

      On October 10, 2003, the Company, through its wholly owned subsidiary, GREIT — 824 Market Street, LLC, a Delaware limited liability company, purchased 824 Market Street located in Wilmington, Delaware. The seller was an unaffiliated third party. The total purchase price for the property was approximately $31,900,000 in cash. The Company paid an acquisition fee to Realty of $970,000, or approximately 3.0% of the purchase price.

      On August 11, 2003, through its wholly owned subsidiary, GREIT — North Pointe, LP, a California limited partnership, the Company purchased North Pointe Corporate Center located in Sacramento, California. The seller was an unaffiliated third party. The total purchase price for the property was approximately $24,205,000. in cash. The seller paid a sales commission to Realty of $705,000, or approximately 2.9% of the purchase price.

      On July 31, 2003, through its wholly owned subsidiary, GREIT — Bay View, LP, a California limited partnership, the Company purchased an approximately 97.68% undivided tenant in common interest in Bay View Plaza located in Alameda, California. The remaining undivided tenant in common interest was purchased by NNN Bay View 1, LLC, an unaffiliated third party. The seller was an unaffiliated third party. The total purchase price for the property was approximately $11,655,000 in cash. The Company’s proportionate share of the total purchase price was approximately $11,329,000. The seller paid a sales commission to Realty of $380,000, or approximately 3.0% of the purchase price.

      On May 2, 2003, through its wholly owned subsidiary, GREIT — Gemini Plaza, LLC, the Company purchased Gemini Plaza in Houston, Texas from an unaffiliated third party for a purchase price of approximately $15,000,000 plus closing costs. The Company funded the purchase price with $9,815,000 in borrowings under its credit facility with LaSalle. The Company is required to make interest only payments until the due date of January 30, 2006, at which time the loan must be paid in full or refinanced. The seller paid a sales commission to Realty of $325,000, or approximately 2.2% of the purchase price.

      On April 25 2003, through its wholly owned subsidiary, GREIT — Department of DCF, LLC, the Company purchased the Department of Children and Families Campus in Plantation, Florida from an unaffiliated third-party for a purchase price of approximately $11,580,000 plus closing costs. The Company funded the purchase with $7,605,000 in borrowings under its credit facility with LaSalle. The Company is

G REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

required to make interest only payments until the due date of January 30, 2006, at which time the loan must be paid in full or refinanced. The seller paid a sales commission to Realty of $300,000, or approximately 2.6% of the purchase price.

      On January 31, 2003, through its wholly owned subsidiary, GREIT — Atrium Building, LLC, a Delaware limited liability company, the Company purchased the Atrium Building in Lincoln, Nebraska from an unaffiliated third party for a purchase price of approximately $4,532,000. The property is encumbered by two ground leases under parts of the office building, which expire in 2054 and 2055, respectively, including renewal options. The Company financed the purchase price with $2,200,000 in borrowings under its credit facility with LaSalle. The Company is required to make interest only payments until the due date of January 30, 2006, at which time the loan will have to be paid in full or refinanced. The seller paid a sales commission payable to Realty of $132,000, or approximately 2.9% of the purchase price.

      On November 27, 2002, the Company, through its wholly owned subsidiary, GREIT — Two Corporate Plaza, LP, a Texas limited partnership, purchased Two Corporate Plaza in Clear Lake, Texas from an unaffiliated third-party for a purchase price of approximately $13,580,000. The seller paid a sales commission payable to Realty of $380,000, or approximately 2.80% of the purchase price.

      On September 13, 2002, the Company, through its wholly-owned subsidiary, GREIT — 5508 Highway 290 West, LP, purchased the 5508 Highway 290 West Building in Austin, Texas from an unaffiliated third party for a purchase price of approximately $10,300,000. The seller paid a sales commission to Realty of $300,000, or approximately 3% of the purchase price.

Investments in Unconsolidated Real Estate

Acquisitions:

      On January 9, 2003, through its wholly owned subsidiary, GREIT — Congress Center, LLC, the Company purchased an approximately 30% undivided tenant in common interest in Congress Center, from an unaffiliated third party. Congress Center is a 16-story Class A office building located in Chicago, Illinois. The Company’s affiliates, NNN Congress Center, LLC and WREIT — Congress Center, LLC, simultaneously purchased undivided tenant in common interests totaling approximately 70% ownership of the property. The total purchase price for Congress Center was $136,108,000. The purchase price included a sales commission payable to Realty of $2,000,000, approximately 1.50% of the purchase price. The Company’s total investment consisted of its proportionate share of the purchase price (approximately $40,832,000 including $12,047,000 in cash and $28,785,000 in debt), plus $2,294,000 for its proportionate share of closing costs, loan fees and reserves. The Company’s liability for the debt is limited to the amount of its investment in the property.

      On March 18, 2003, through its wholly owned subsidiary, GREIT — Park Sahara, LLC, the Company purchased an approximately 4.75% undivided tenant in common interest in Park Sahara from an unaffiliated third party. Park Sahara is a five-building Class B office park located in Las Vegas, Nevada. The total purchase price for the property was approximately $12,200,000. The purchase was financed through (1) the assumption of a $5,040,000, 8.00% fixed rate loan on a 25-year amortization schedule due September, 2007 from IDS American Express, (2) a new approximately $2,260,000, 6.92% fixed rate loan on a 25-year amortization schedule due September 2007 from IDS American Express and, (3) a $1,100,000, 7.00% fixed rate interest-only loan also due September 2007 from the seller. The Company’s proportionate share of the total purchase price was approximately $579,500 consisting of $180,500 in cash and $399,000 in debt, plus approximately $30,695 for its proportionate share of loan fees, closing and carrying costs and reserves. The Company’s liability for the property’s debt is limited to the amount of its

G REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

investment in the property. The purchase price included a sales commission payable to Realty of $320,000, approximately 2.60% of the purchase price.

      Condensed combined historical financial information of investments in unconsolidated real estate as of December 31, 2003 is as follows:

2003

Assets (primarily real estate)	$153,527,989

Mortgage notes payable	$105,475,318
Other liabilities	2,535,565
Equity	45,517,106
Total liabilities and equity	$153,527,989

Company’s share of equity	$14,156,658

Revenues	$15,932,227
Expenses	(14,954,660)
Net income	$977,567

Company’s equity in earnings	$204,487

4.	Other Assets

      Other assets consist of the following at December 31:

	2003	2002

Identified intangible assets, net of accumulated amortization of $609,321 and zero, respectively	$6,086,114	$952,526
Property impounds & reserves	2,110,648	—
Deferred rent receivable	264,067	20,853
Prepaid expenses and deposits	474,890	136,611
Receivables, other	—	484,440

Total other assets	$8,935,719	$1,594,430

5.	Mortgage Loans Payable

      In connection with the acquisition of 5508 Highway 290 West Office Building, an office building located in Austin, Texas, in September 2002, the Company borrowed $6,700,000 from an unaffiliated lender under a first mortgage loan bearing interest at a variable interest rate of 400 basis points over LIBOR (1.50% at December 31, 2002). The loan was repaid in full during the year ended December 31, 2003.

      In connection with the acquisition of Two Corporate Plaza, an office building located in Clear Lake, Texas, in November 2002, the Company borrowed $10,160,000 from an unaffiliated lender under a first mortgage loan bearing interest at a fixed interest rate of 5.92%. The Company is required to make payments of principal and interest on a 30-year amortization schedule until the due date of December 11, 2007, at which time the loan will have to be paid in full or refinanced. Remaining unpaid principal at December 31, 2003 and 2002 was $10,041,872 and $10,160,000, respectively.

G REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In connection with the acquisition of Bay View Plaza, an office building located in Alameda, California, in July 2003, the Company borrowed $6,200,000 from an unaffiliated lender under a first mortgage loan bearing interest at a variable interest rate of LIBOR plus 2% (1.27% at December 31, 2003). The Company is required to make payments of interest only until the due date of December 19, 2008, at which time the loan will have to be paid in full or refinanced.

      In connection with the acquisition of Sutter Square Galleria, an office building located in Sacramento, California, in October 2003, the Company borrowed $4,024,126 from an unaffiliated lender under a first mortgage loan bearing interest at a fixed interest rate of 6.89%. The Company is required to make payments of principal and interest on a 30-year amortization schedule until the due date of November 1, 2008, at which time the loan will have to be paid in full or refinanced. Remaining unpaid principal at December 31, 2003 was $4,015,153.

      In connection with the acquisition of One World Trade Center, an office building located in Long Beach California, in December 2003, the Company borrowed $77,000,000 from an unaffiliated lender under a first mortgage loan bearing interest at a variable interest rate of 190 basis points over LIBOR (1.157% at December 31, 2003). The Company is required to make payments of interest only until the due date of December 4, 2006, at which time the loan will have to be paid in full or refinanced.

      The principal payments due on notes payable for each of the next five years ending December 31 and thereafter are summarized as follows:

Year	Amount

2004	$281,243
2005	267,800
2006	77,282,871
2007	298,817
2008	315,689
Thereafter	18,840,606

$97,287,026

6.	Line of Credit

      In January 2003, the Company obtained a new credit facility with a maximum amount of $25,000,000 through LaSalle which matures on January 30, 2006. Advances under this credit facility (1) are made for the purchase of properties by the Company and collateralized by the related property; (2) bear interest at the choice of the Company at the Prime Rate or the LIBOR plus a margin of 2.50% per annum, declining to 2.25% when the Company meets certain conditions, which include attaining $50,000,000 in net worth, no default on advances, and full compliance with other covenants under the credit facility; (3) are subject to a floor rate of 4.15% per annum; and (4) require interest only payments on a monthly basis. In connection with this credit facility, the Company has granted LaSalle a right of first refusal to finance the purchase of properties by the Company.

      Properties financed by borrowings under the LaSalle line of credit are required to meet certain minimum loan to value, debt service coverage and other requirements on a combined basis. As of December 31, 2003, the Company was in compliance with all such requirements.

      In November 2003, the Company and LaSalle amended the credit agreement to increase the Company’s line of credit to $115,000,000. At December 31, 2003, borrowings under the line totaled $81,533,603 and bore an interest at the rate of 3.9%.

G REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Shareholders’ Equity

Common Stock

      As of December 31, 2003, the Company had issued 17,562,457 shares of its common stock for aggregate gross proceeds before offering costs and selling commissions totaling approximately $175,168,000. Of these amounts, approximately 22,100 shares or $200,005 of the Company’s common stock were sold to the Advisor, and approximately 9,595 shares or $86,836 of the Company’s common stock were sold to other affiliated parties.

      In connection with its initial public offering (the “Offering”), the Company incurred approximately $18,247,000 of costs related to the issuance and distribution of common stock through December 31, 2003. Such amount includes approximately $14,381,000 paid to the Dealer Manager of the Offering (NNN Capital Corp., a company wholly owned by the Company’s CEO), principally comprised of selling commissions, investor marketing and due diligence costs. In addition, approximately $1,518,000 was paid to the Advisor for reimbursement of actual offering expenses.

      Beginning September 1, 2002, the Company began monthly distributions to shareholders of record as of the end of the preceding month at an annual rate of 7.00% to the extent of lawfully available funds. The distribution rate increased to 7.25% effective January 1, 2003 and to 7.50% effective June 1, 2003. Distribution rates are based on a $10.00 per share purchase price. For the year ended December 31, 2003 and 2002, the Company declared distributions of $6,210,927 and $279,462, respectively.

      The Advisor has guaranteed payment of all public offering expenses (excluding selling commissions, the marketing contribution and the due diligence expense allowance) which together exceed 15% of the gross offering proceeds. Effective October 17, 2002, the Board of Directors of the Company lowered the limitation on offering and organizational expenses to be borne by the Company from 15% to 14% of the total proceeds raised in the Offering. As of December 31, 2003, organizational and offering costs did not exceed these limitations and the Company anticipates that these costs will not exceed these limitations upon completion of the Offering. Any excess amounts at the completion of the Offering will be reimbursed by the Advisor.

Dividend Reinvestment Program (“DRIP”)

      Effective with the Offering, the Company adopted a DRIP that allows Company shareholders to purchase up to 1,000,000 shares of common stock through reinvestment of dividends, subject to certain conditions. The Company registered and reserved 1,000,000 shares for distribution pursuant to the DRIP.

      As of December 31, 2003 and 2002, the Company had issued 251,540 and 6,933 shares, respectively under the terms of the program.

Stock Option Plans

      The Company follows the disclosure only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). For employee compensatory stock options that will eventually vest, compensation expense is recognized during the periods in which the related employee services are rendered. Such expense is generally measured by determining the excess, if any, of the grant date estimated fair market value of the underlying stock over the amount to be paid by the employee in conformity with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Compensatory stock options and similar equity instruments issued to non-employees in exchange for goods or services are accounted for based on the estimated fair market value of (1) the goods or services received or (2) the equity instrument issued, whichever is more reliably measurable. This accounting policy is in conformity with SFAS 123.

G REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Concurrent with commencement of the Offering, the Company adopted stock option plans for (1) independent and outside directors and (2) its officers and employees (the “Plans”). Shares of common stock issued upon the exercise of such options will have certain transferability restrictions. The unregistered public sale of restricted stock, which is governed by Rule 144 of the Securities Act of 1933, as amended, is prohibited during the first year of ownership and limited as set forth in such rule during the second year of ownership.

      The option price for stock options granted pursuant to the Plans is the fair market value of the common stock as of the date of the grant as determined by the Board of Directors. Stock options will expire ten years from the grant date and will be exercisable in whole or in part upon the second anniversary of the grant date; provided, however, that if the exercise of any stock option would cause the aggregate of all Company stock owned by the Advisor, the Dealer Manager of the Offering (NNN Capital Corp., an affiliate of the Company and the Advisor), their affiliates, and the Company’s officers and directors to exceed 10.0% of the total outstanding shares of the Company’s common stock, such exercise would be delayed until the first date on which the exercise would not cause such limit to be exceeded. The Company has authorized and reserved a total of 100,000 shares and 400,000 shares for issuance under the Director Plan and the Officer/ Employee Plan, respectively. Options grants are subject to shareholder approval of the Plans. Each of the Plans was approved by shareholders at the Annual Meeting of Shareholders held June 28, 2003.

	Number	Range of	Weighted Average
Options Outstanding at	of Shares	Exercise Prices	Exercise Price

January 1, 2001	—	$—	$—
Granted
Exercised
Cancelled
Expired

December 31, 2001	—	—	—
Granted	110,000	9.05	9.05
Exercised
Cancelled
Expired

December 31, 2002	110,000	9.05	9.05
Granted	20,000	9.05	9.05
Exercised		—	—
Cancelled	—	—	—
Expired	—	—	—

December 31, 2003	130,000	$9.05	$9.05

      A summary of outstanding options exercisable under the Plans is presented in the schedule below.

Range of	Number	Contractual	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life (Years)	Price — Options	Exercisable	Price — Options

$9.05	130,000	9.32	$9.05	—	$9.05

      The fair value of the options outstanding are calculated using the Black-Scholes option-pricing model. Assumptions used in the calculation included a 7.50% dividend yield, a 3.53% risk-free interest rate based on the 10-year U.S. Treasury Bond, an expected life of 9.32 years, and a 0% volatility rate.

      The weighted average remaining contractual life of all options outstanding at December 31, 2003 was approximately 9 years.

G REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Future Minimum Rent

      The Company has operating leases with tenants that expire at various dates through 2014 and are either subject to scheduled fixed increases or adjustments based on the Consumer Price Index. Generally, the leases grant tenants renewal options. Leases also provide for additional rents based on certain operating expenses. Future minimum rent contractually due under operating leases, excluding tenant reimbursements of certain costs, as of December 31, 2003, are summarized as follows:

Year Ending

2004	$33,330,557
2005	29,340,876
2006	25,637,294
2007	20,232,406
2008	16,378,817
Thereafter	38,374,576

Total	$163,294,526

      A certain amount of the Company’s rental income is from tenants with leases which are subject to contingent rent provisions. These contingent rents are subject to the tenant achieving periodic revenues in excess of specified levels. For the years ended December 31, 2003 and 2002, the amount of contingent rent earned by the Company was not significant.

9.	Advisory Agreement and Related Party Transactions

Advisor Fees

      Under the terms of the agreement between the Company and the Advisor (the “Advisory Agreement”), the Advisor has responsibility for the day-to-day operations of the Company; administers the Company’s accounting and bookkeeping functions; serves as a consultant in connection with policy decisions to be made by the Company’s Board of Directors; manages the Company’s property; and renders other services deemed appropriate by the Company’s Board of Directors. The Advisor bears expenses incurred for the performance of its services and is entitled to reimbursement subject to certain limitations. Fees and costs reimbursed to the Advisor cannot exceed the greater of 2% of average invested assets, as defined, or 25% of net income for the previous four quarters as defined. During the years ended December 31, 2003 and 2002, the Company paid the Advisor $14,381,482 and $2,141,122, respectively, for all advisory services, including those discussed below.

Offering Expenses

      The Company’s Advisor and affiliated entities have incurred offering costs and certain expenses on the Company’s behalf. Pursuant to a written agreement, such entities accepted responsibility for such costs and expenses until the Company’s Registration Statement was declared effective by the SEC. However, the Company’s obligation for such costs and expenses will not exceed 15% of the total proceeds raised in the Offering, as more fully disclosed in the Company’s Registration Statement.

      During the years ended December 31, 2003 and 2002 and the period December 18, 2001 (inception) through December 31, 2001, the Company has paid $15,310,722, $2,936,369, and $0, respectively, for offering expenses. For the year ended December 31, 2003, offering expenses paid by the Company include $14,143,492 paid to the Dealer Manager and $1,167,230 in reimbursements to the Advisor for legal, accounting and other expenses of the offering.

G REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Effective October 17, 2002, the Board of Directors of the Company lowered the limitation on offering costs and organizational expenses to be borne by the Company from 15% to 14% of total proceeds raised in the Offering.

Real Estate Commissions

      As discussed in Note 3, Realty received real estate sales commissions in connection with the Company’s real estate acquisitions.

Property Management Fees

      The Company pays Realty a property management fee equal to 5% of the gross income from the properties. For the years ended December 31, 2003 and 2002, the Company paid management fees to Realty of $457,698 and $24,458, respectively.

Incentive Distributions

      The Advisor owns non-voting incentive performance units in G REIT, L.P., the Company’s Operating Partnership and is entitled to incentive distributions of operating cash flow after the Company’s shareholders have received an 8% annual return on their invested capital. No incentive distributions were made to the Advisor for the years ended December 31, 2003 or 2002.

10.	Commitments and Contingencies

Operating leases

      Sutter Square Galleria is subject to a ground lease expiring in 2040 with one ten-year option period thereafter. Future minimum rents to be paid under this non-cancelable operating lease are computed at 12.5% of gross rents, as defined in the ground lease agreement.

      The Atrium Building is encumbered by two ground leases under parts of the office building. One ground lease expires in 2015, with one 40-year extension option, and requires annual rental payments of $25,000. The other ground lease expires in 2014, with one 40-year extension option, and requires annual rental payments of $16,000.

Litigation

      Neither the Company nor any of the Company’s properties are presently subject to any other material litigation nor, to the Company’s knowledge, is any material litigation threatened against any of them which if determined unfavorably to the Company would have a material adverse effect on the Company’s cash flows, financial condition or results of operations. The Company is party to litigation arising in the ordinary course of business, none of which if determined unfavorably to the Company, individually or in the aggregate, is expected to have a material adverse effect on the Company’s cash flows, financial condition or results of operations.

Environmental Matters

      The Company follows the policy of monitoring its properties for the presence of hazardous or toxic substances. While there can be no assurance that a material environmental liability does not exist, the Company is not currently aware of any environmental liability with respect to the properties that would have a material effect on the Company’s financial condition, results of operations and cash flows. Further, the Company is not aware of any environmental liability or any unasserted claim or assessment with

G REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

respect to an environmental liability that the Company believes would require additional disclosure or the recording of a loss contingency.

Other

      The Company’s commitments and contingencies include the usual obligations of real estate owners and operators in the normal course of business. In the opinion of management, these matters are not expected to have a material impact on the Company’s consolidated financial position and results of operations.

11.	Selected Quarterly Data (unaudited)

      Set forth below is certain unaudited quarterly financial information. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with generally accepted accounting principles, the selected quarterly information when read in conjunction with the Financial Statements. The 2003 quarterly amounts have been restated to reflect the effects of purchase price allocation adjustments for properties acquired during the year.

	Restated
	Year Ended December 31, 2003

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Revenues	$5,519,869	$3,384,653	$2,099,673	$1,545,978
Expenses	5,519,264	3,488,248	2,157,870	1,508,055

Income (loss) before other income and minority interest	605	(103,595)	(58,197)	37,923
Equity in earnings of unconsolidated real estate	174,441	156,121	(78,982)	(47,093)
Minority interest	413	(3,699)	—	—

Net income (loss)	$175,459	48,827	(137,179)	(9,170)

Earnings (loss) per share — basic and diluted	$0.01	$0.01	$(0.01)	$(0.00)

	As Reported
	Year Ended December 31, 2003

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Revenues	$5,588,197	$3,395,128	$2,080,021	$1,486,827
Expenses	6,433,136	3,133,401	1,853,977	1,252,923

Income (loss) before other income and minority interest	(844,939)	261,727	226,044	233,904
Equity in earnings of unconsolidated real estate	(176,589)	274,400	39,297	67,379
Minority interest	413	(3,699)	—	—

Net (loss) income	$(1,021,115)	$532,428	$265,341	$301,283

Earnings (loss) per share — Basic and diluted	$(.17)	$.06	$.05	$.11

G REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2002

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Revenues	$663,759	$86,742	$—	$—
Expenses	586,637	138,214	—	—

Net income (loss)	$77,122	$(51,472)	$—	$—

Earnings (loss) per share — Basic and diluted	$0.27	$(0.21)	$—	$—

12.	Subsequent Events

Acquisitions

     AmberOaks Corporate Center — Austin, Texas

      On January 21, 2004, through its wholly-owned subsidiary, GREIT — AmberOaks GP, LLC, the Company purchased AmberOaks Corporate Center in Austin, Texas from an unaffiliated third party for a purchase price of approximately $35,525,000. AmberOaks is a Class A five-building office portfolio with approximately 281,885 square feet that is part of an eight-building complex. An affiliate of the Company’s advisor purchased the remaining three buildings. The property is approximately 74% leased, with approximately 64% of the property leased to URS Corporation (aka Radian International). The Company financed the purchase price with approximately $14,700,000 in borrowings under a three-year secured revolving line of credit with LaSalle. The Company is required to make interest only payments until the due date at its option of (1) LaSalle’s prime rate plus 0.50% or (2) up to 3 months LIBOR plus 3.00%. The rate will be subject to a floor of 4.25%. The Company paid an acquisition fee to Realty of $908,900, or approximately 2.6% of the purchase price.

     Public Ledger Building — Philadelphia, Pennsylvania

      On February 13, 2004, through its wholly owned subsidiary, GREIT — Public Ledger, LLC, the Company purchased the Public Ledger Building in Philadelphia, Pennsylvania from an unaffiliated third party for a purchase price of approximately $33,950,000. The Public Ledger Building is a 471,217 square foot 12-story multi-tenant Class B+ office building located in Philadelphia’s East Market Street submarket. The property is approximately 85% leased to multiple tenants. At the date of acquisition, the General Services Administration occupied approximately 27.5% of the property. The Company financed the purchase price with approximately $19,929,000 in borrowings under its credit facility arranged through LaSalle. The Company is required to make interest only payments until the due date of January 30, 2006, at which time the loan must be paid in full or refinanced. The Company paid an acquisition fee to Realty of $965,000, or approximately 2.8% of the purchase price.

     Madrona Buildings — Torrance, California

      On March 31, 2004, through its wholly owned subsidiary, GREIT — Madrona, LP, the Company purchased the Madrona Buildings in Torrance, California from an unaffiliated third party for a purchase price of approximately $45,900,000 in cash. The Company received a credit of approximately $2,500,000 from the seller at closing to cover the free rental periods and tenant improvements that two tenants have under their respective leases. The property is a four-building Class A office portfolio totaling approximately 211,407 square feet located in Torrance, California, a suburb of Los Angeles. The Madrona Buildings are approximately 84.7% leased, with approximately 41.2% leased by American Honda Motor Company, 25.3% by NavCom Technology, Inc. and 18.2% by Kaiser Permanente. The Company paid an acquisition fee to Realty of $1,350,000, or approximately 2.9% of the purchase price.

G REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Brunswig Square — Los Angeles, California

      On April 5, 2004, through its wholly owned subsidiary, GREIT — Brunswig Square, LP, the Company purchased Brunswig Square in Los Angeles, California from an unaffiliated third party for a purchase price of approximately $23,805,000 in cash. Brunswig Square is a mixed use office/retail building totaling approximately 135,982 square feet, including a retail component of approximately 24,169 square feet, located in the Little Tokyo District of downtown Los Angeles. The property is approximately 92.9% leased, with approximately 25.6% leased by the City of Los Angeles — Department of Fire & Police Pensions, 22.5% leased by the City of Los Angeles — Employee Retirement Systems, 14.5% by the General Services Administration — Immigration and Naturalization Services and 9.6% by the General Services Administration — Office of Personnel Management. The Company paid Realty an acquisition fee of $716,400, or approximately 3.0% of the purchase price.

     North Belt Corporate Center — Houston, Texas

      On April 8, 2004, through its wholly owned subsidiary, GREIT — North Belt Corporate, LP, the Company purchased North Belt Corporate Center in Houston, Texas from an unaffiliated third party for a purchase price of approximately $12,675,000 in cash. North Belt is a multi-tenant office building totaling approximately 155,764 square feet. The property is approximately 86.5% leased, with approximately 21.1% leased by the General Services Administration — U.S. Customs and Border Protection, 20.2% by Southwestern Energy Company and 10.2% to Bredero Price Company. The Company paid Realty an acquisition fee of $400,000, or approximately 3.0% of the purchase price.

Proposed Acquisitions

     Hawthorne Plaza — San Francisco, California

      The Company’s advisor has entered into a contract on our behalf with an unaffiliated third-party seller for the acquisition of Hawthorne Plaza, a two-building Class A office complex totaling approximately 418,668 square feet located in the south financial district in San Francisco, California. The property is approximately 99.7% leased, with approximately 87.4% leased by the General Services Administration on behalf of the Environmental Protection Agency, Health Care Financing Administration (Centers for Medicare & Medicaid Services), Bureau of Citizenship and Immigration Services, U.S. Department of Agriculture and the U.S. Passport Agency. The purchase price for the property is approximately $97,000,000. The Company intends to finance the property with a mortgage loan from Fleet National Bank, Administrative Agent in the amount of approximately $62,750,000. The Company intends to pay Realty an acquisition fee of $2,900,000, or approximately 3.0% of the purchase price, for arranging the transaction. Closing of this acquisition is anticipated in April 2004. The Company has a deposit of $2,000,000 related to this potential acquisition. Under certain circumstances, the deposit may be nonrefundable.

      In addition, the Company is currently considering several potential property acquisitions. The decision to acquire one or more of these properties will generally depend upon:

•	the receipt of a satisfactory environmental survey and property appraisal for each property;

•	no material adverse change occurring in the properties, the tenants or in the local economic conditions; and

•	the receipt of sufficient financing, either through the net proceeds from our current offering or satisfactory debt financing.

      There can be no assurance that any or all of the conditions will be satisfied.

G REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Events

      Effective February 9, 2004, the Company terminated its initial offering of shares of common stock. Of the 21,000,000 shares registered in the initial offering, 19,987,934 were sold and 357,381 were issued in accordance with the DRIP. On February 17, 2004, the Company filed a post-effective amendment to deregister 654,685 shares of common stock.

      On January 23, 2004, the Company’s registration statement for the second offering of shares of common stock was declared effective by the Securities and Exchange Commission. In the second offering, the Company is offering for sale to the public on a “best efforts” basis a maximum of 27,000,000 shares of common stock at a purchase price of $10.00 per share and up to 1,500,000 additional shares through the DRIP, under which shareholders may elect to have dividends reinvested in additional shares at $9.50 per share. The Company commenced the sale of shares pursuant to the second offering on February 9, 2004. The Company intends to terminate the second offering on April 30, 2004.

      For the period from January 1, 2004 through March 31, 2004, the Company sold approximately 10,067,127 shares of common stock and issued an additional 167,173 shares under the DRIP, resulting in additional gross proceeds before offering costs and selling commissions of approximately $102,500,000.

      On April 1, 2004, the Company and LaSalle amended their credit agreement to increase the Company’s line of credit to $350,000,000.

      Effective April 22, 2004, Diana M. Laing has resigned her position as the Company’s Chief Financial Officer and the Board of Directors has appointed Richard Hutton as interim Chief Financial Officer. Mr. Hutton has served as the Chief Investment Officer of the Company’s Advisor since August 2003, overseeing all financial operations of the Advisor, and previously served as the Company’s interim Chief Financial Officer. From April 1999 to August 2003, Mr. Hutton served as Senior Vice President — Real Estate Acquisitions and Vice President — Property Management for the Company’s Advisor. In that position, Mr. Hutton oversaw the management of the real estate portfolios and property management of the advisor and its affiliates. Mr. Hutton holds a BA in psychology from Claremont McKenna College and has been licensed as a certified public accountant in California since 1984.

G REIT, INC.

SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION

	Initial Costs to Company			Gross Amount at Which Carried at Close of Period

			Buildings and		Buildings and		Accumulated	Date
	Encumbrance	Land	Improvements	Land	Improvements	Total	Depreciation	Constructed

5508 Highway 290	$6,695,000	$1,153,488	$8,789,918	$1,153,488	$8,807,092	$9,960,580	$(541,585)	2001
Two Corporate Plaza	10,160,000	1,748,199	12,388,219	1,748,199	12,551,808	14,300,007	(778,504)	1989
Atrium Building	2,990,000	418,764	3,906,954	418,764	3,906,954	4,325,718	(260,670)	1917
Dept. of Children	7,605,000	2,660,884	8,356,914	2,660,884	8,356,914	11,017,798	(273,087)	1973
Gemini	9,815,000	1,220,269	13,313,647	1,220,269	13,313,647	14,533,916	(424,267)	1983
Bay View Plaza	6,200,000	1,878,662	9,043,624	1,878,662	9,043,624	10,922,286	(150,015)	2001
North Pointe	15,600,000	1,979,124	22,223,845	1,979,124	22,223,845	33,232,146	(242,830)	1988
824 Market	13,799,789	6,400,275	26,831,871	6,400,275	26,831,871	24,202,969	(207,291)	1984
Sutter Square	4,024,126		8,413,992		8,413,992	8,413,992	(64,833)	1987
One World Trade Center	77,000,000	22,851,391	92,210,652	22,851,391	92,210,652	115,062,043	(506,665)	1989
Centerpointe	25,028,814	8,537,053	47,550,523	8,537,053	47,550,523	56,087,576	(3,181)	1986

Total	$178,917,729	$48,848,109	$253,030,159	$48,848,109	$253,210,922	$302,059,031	$(3,452,930)

		Maximum Life on Which
	Date	Depreciation in Latest Income
Description	Acquired	Statement is Computed

5508 Highway 290 West Building	2002	39
Two Corporate Plaza	2002	39
Atrium Building	2003	39
Dept. of Children	2003	39
Gemini	2003	39
Bay View Plaza	2003	39
North Pointe	2003	39
824 Market	2003	39
Sutter Square	2003	39
One World Trade Center	2003	39
Centerpointe	2003	39

      (a) The changes in total real estate for the year ended December 31, 2003 are as follows:

2003

Balance at beginning of period	$23,830,511
Acquisitions	278,030,921
Capital expenditures	197,599

Balance at end of period	$302,059,031

      (b) The changes in accumulated depreciation for the year ended December 31, 2003 are as follows:

2003

Balance at beginning of period	$102,149
Additions	3,350,782
Deletions	—

Balance at end of period	$3,452,931